SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 5, 2025
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader

KT Corporation and Its Subsidiaries

Consolidated Interim Financial Statements

June 30, 2025 and 2024, and December 31, 2024

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

KT Corporation and Its Subsidiaries

Index

June 30, 2025 and 2024, and December 31, 2024

Page(s)

Report on Review of Consolidated Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 76

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on August 14, 2025]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Consolidated Interim Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (the “Group”). The consolidated interim financial statements consist of the consolidated statement of financial position as of June 30, 2025, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2025 and 2024, and changes in equity and cash flows for the six-month periods ended June 30, 2025 and 2024, all expressed in Korean won, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Consolidated Interim Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of consolidated interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position as of June 30, 2025, and its financial performance and its cash flows for the six-month periods ended June 30, 2025 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2024, and the related consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with KSA. We expressed an unqualified opinion on those consolidated financial statements in our audit report dated March 13, 2025. The accompanying consolidated statement of financial position as of December 31, 2024, presented for comparative purposes, is not different from the audited consolidated statement of financial position above in all material respects.

Seoul, Korea

August 14, 2025

Notice to Readers

This review report is effective as of August 14, 2025, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of June 30, 2025 and December 31, 2024

(In millions of Korean won)	Notes	June 30, 2025		December 31, 2024

Assets

Current assets
Cash and cash equivalents	4,29	~~W~~	3,794,410	~~W~~	3,716,680
Trade and other receivables, net	4,5,29		6,440,547		6,147,456
Other financial assets	4,6,29		1,224,403		1,344,248
Current income tax assets			1,845		1,213
Inventories, net	7		443,915		940,209
Other current assets	8		2,480,255		2,102,131

Total current assets			14,385,375		14,251,937

Non-current assets
Trade and other receivables, net	4,5,29		1,797,740		1,540,727
Other financial assets	4,6,29		2,905,193		2,759,170
Property and equipment, net	9		14,226,369		14,825,814
Right-of-use assets	16		1,143,462		1,212,770
Investment properties, net	9		2,917,589		2,299,616
Intangible assets, net	9		1,698,526		1,862,740
Investments in associates and joint ventures	10		1,582,930		1,562,232
Deferred income tax assets			620,998		671,609
Net defined benefit assets	14		26,804		49,351
Other non-current assets	8		888,341		843,991

Total non-current assets			27,807,952		27,628,020

Total assets		~~W~~	42,193,327	~~W~~	41,879,957

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Financial Position

As of June 30, 2025 and December 31, 2024

(In millions of Korean won)	Notes	June 30, 2025		December 31, 2024

Liabilities

Current liabilities
Trade and other payables	4,11,29	~~W~~	7,077,741	~~W~~	7,394,791
Borrowings	4,12,29		2,934,328		3,904,752
Other financial liabilities	4,6,29		343,914		351,632
Current income tax liabilities			322,055		123,145
Other provisions	13,15		116,692		112,530
Deferred income	19		60,239		62,247
Other current liabilities	4,8,16		1,268,528		1,925,637

Total current liabilities			12,123,497		13,874,734

Non-current liabilities
Trade and other payables	4,11,29		383,657		578,409
Borrowings	4,12,29		7,815,858		6,615,938
Other financial liabilities	4,6,29		739,295		722,517
Net defined benefit liabilities	14		219,065		128,457
Other provisions	13		112,531		111,877
Deferred income	19		212,000		148,960
Deferred income tax liabilities			983,239		919,996
Other non-current liabilities	4,8,16		727,067		782,520

Total non-current liabilities			11,192,712		10,008,674

Total liabilities			23,316,209		23,883,408

Equity attribute to owners of the controlling company
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		14,739,886		13,779,776
Accumulated other comprehensive income			216,038		63,729
Other components of equity	18		(836,845)		(637,560)

			17,123,836		16,210,702

Non-controlling interest			1,753,282		1,785,847

Total equity			18,877,118		17,996,549

Total liabilities and equity		~~W~~	42,193,327	~~W~~	41,879,957

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Profit or Loss

For the three-month and six-month periods ended June 30, 2025 and 2024

		Three-Month and Six-Month Periods Ended June 30
		2025				2024
(In millions of Korean won, except per share amounts)	Notes	Three-month		Six-month		Three-month		Six-month

Operating revenue	19,27	~~W~~	7,427,337	~~W~~	14,272,454	~~W~~	6,546,399	~~W~~	13,200,973
Operating expenses	20		6,412,519		12,568,865		6,052,413		12,200,487

Operating profit	27		1,014,818		1,703,589		493,986		1,000,486
Other income	21		9,284		74,646		107,459		180,297
Other expenses	21		36,101		73,911		48,027		118,399
Finance income	22		348,136		476,230		218,356		468,632
Finance costs	22		376,947		501,306		212,032		452,524
Share of net profits (losses) of associates and joint ventures	10		15,739		7,511		(3,033)		7,205

Profit before income tax			974,929		1,686,759		556,709		1,085,697
Income tax expense	23		241,647		386,678		146,168		282,153

Profit for the period		~~W~~	733,282	~~W~~	1,300,081	~~W~~	410,541	~~W~~	803,544

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	687,941	~~W~~	1,227,780	~~W~~	393,025	~~W~~	768,555
Non-controlling interests			45,341		72,301		17,516		34,989

Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):
Basic earnings per share	24	~~W~~	2,820	~~W~~	5,014	~~W~~	1,598	~~W~~	3,122
Diluted earnings per share	24		2,819		5,010		1,597		3,120

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2025 and 2024

		Three-Month and Six-Month Periods Ended June 30
		2025				2024
(In millions of Korean won)	Notes	Three-month		Six-month		Three-month		Six-month

Profit for the period		~~W~~	733,282	~~W~~	1,300,081	~~W~~	410,541	~~W~~	803,544

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	14		4,780		918		(1,251)		(648)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			112		256		(601)		(696)
Valuation gains on equity instruments at fair value through other comprehensive income	6		153,099		146,427		117,346		230,801
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains (losses) on cash flow hedges	6		(184,101)		(170,278)		58,683		141,436
Other comprehensive income from cash flow hedges reclassified to profit or loss			185,928		186,968		(66,223)		(152,944)
Share of other comprehensive income of associates and joint ventures			4,857		5,638		4,303		4,917
Exchange differences on translation of foreign operations			(38,414)		(36,682)		680		46,406

Other comprehensive income (loss) for the period, net of tax			126,261		133,247		112,937		269,272

Total comprehensive income for the period		~~W~~	859,543	~~W~~	1,433,328	~~W~~	523,478	~~W~~	1,072,816

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	826,274	~~W~~	1,382,296	~~W~~	504,272	~~W~~	1,011,815
Non-controlling interests			33,269		51,032		19,206		61,001

The above consolidated interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2025 and 2024

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity

Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,494,430	~~W~~	52,407	~~W~~	(802,418)	~~W~~	16,749,176	~~W~~	1,811,961	~~W~~	18,561,137
Comprehensive income
Profit for the period			—		—		768,555		—		—		768,555		34,989		803,544
Remeasurements of net defined benefit liabilities	14		—		—		556		—		—		556		(1,204)		(648)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(510)		—		—		(510)		(186)		(696)
Share of other comprehensive income of associates and joint ventures			—		—		—		4,463		—		4,463		454		4,917
Valuation gains (losses) on cash flow hedges	6		—		—		—		(11,219)		—		(11,219)		(289)		(11,508)
Valuation gains on financial instruments at fair value through other comprehensive income	6		—		—		1,414		229,077		—		230,491		310		230,801
Exchange differences on translation of foreign operations			—		—		—		19,479		—		19,479		26,927		46,406

Total comprehensive income for the period			—		—		770,015		241,800		—		1,011,815		61,001		1,072,816

Transactions with owners
Dividends paid by the Controlling Company			—		—		(482,970)		—		—		(482,970)		—		(482,970)
Interim dividends paid by the Controlling Company			—		—		(122,859)		—		—		(122,859)		—		(122,859)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(20,642)		(20,642)
Change in Consolidation Scope			—		—		—		—		—		—		(796)		(796)
Change in ownership interests in subsidiaries			—		—		—		—		(15,777)		(15,777)		14,562		(1,215)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)		—		(27,100)
Disposal of treasury stock			—		—		—		—		3,760		3,760		—		3,760
Retirement of treasury stocks			—		—		(205,956)		—		205,956		—		—		—
Others			—		—		—		—		(1,598)		(1,598)		1,368		(230)

Subtotal			—		—		(811,785)		—		165,241		(646,544)		(5,508)		(652,052)

Balance as of June 30, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,452,660	~~W~~	294,207	~~W~~	(637,177)	~~W~~	17,114,447	~~W~~	1,867,454	~~W~~	18,981,901

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2025 and 2024

		Attributable to owners of the Controlling Company
(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non controlling interest		Total Equity

Balance as of January 1, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	13,779,776	~~W~~	63,729	~~W~~	(637,560)	~~W~~	16,210,702	~~W~~	1,785,847	~~W~~	17,996,549
Comprehensive income
Profit for the period			—		—		1,227,780		—		—		1,227,780		72,301		1,300,081
Remeasurements of net defined benefit liabilities	14		—		—		857		—		—		857		61		918
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		261		—		—		261		(5)		256
Share of other comprehensive income of associates and joint ventures			—		—		—		5,630		—		5,630		8		5,638
Valuation gains (losses) on cash flow hedges	6		—		—		—		16,709		—		16,709		(19)		16,690
Valuation gains on financial instruments at fair value through other comprehensive income	6		—		—		1,089		145,946		—		147,035		(608)		146,427
Exchange differences on translation of foreign operations			—		—		—		(15,976)		—		(15,976)		(20,706)		(36,682)

Total comprehensive income for the period			—		—		1,229,987		152,309		—		1,382,296		51,032		1,433,328

Transactions with owners
Dividends paid by the Controlling Company			—		—		(122,836)		—		—		(122,836)		—		(122,836)
Interim dividends paid by the Controlling Company			—		—		(146,984)		—		—		(146,984)		—		(146,984)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(18,572)		(18,572)
Change in Consolidation Scope			—		—		—		—		—		—		(60,177)		(60,177)
Change in ownership interests in subsidiaries			—		—		—		—		804		804		(7,242)		(6,438)
Appropriation of retained earnings for treasury stock			—		—		(57)		—		57		—		—		—
Acquisition of treasury stock			—		—		—		—		(199,374)		(199,374)		—		(199,374)
Disposal of treasury stock			—		—		—		—		4,075		4,075		—		4,075
Others			—		—		—		—		(4,847)		(4,847)		2,394		(2,453)

Subtotal			—		—		(269,877)		—		(199,285)		(469,162)		(83,597)		(552,759)

Balance as of June 30, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	14,739,886	~~W~~	216,038	~~W~~	(836,845)	~~W~~	17,123,836	~~W~~	1,753,282	~~W~~	18,877,118

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2025 and 2024

		Six-Month Periods Ended June 30
(In millions of Korean won)	Notes	2025		2024

Cash flows from operating activities
Cash generated from operations	25	~~W~~	2,793,143	~~W~~	3,428,623
Interest paid			(204,874)		(214,215)
Interest received			176,611		188,726
Dividends received			41,793		48,179
Income tax paid			(120,385)		(214,987)

Net cash inflow from operating activities			2,686,288		3,236,326

Cash flows from investing activities
Collection of loans			17,418		18,672
Disposals of financial assets at fair value through profit or loss			50,505		74,119
Disposals of financial assets at amortized cost			428,377		949,781
Disposals of financial assets at fair value through other comprehensive income			2,297		7,851
Disposals of investments in associates and joint ventures			13,205		3,745
Disposals of property, equipment and investment properties			30,534		26,696
Disposals of intangible assets			3,128		4,069
Disposals of right-of-use assets			423		100
Disposals of derivatives			4,256		—
Increase in cash due to consolidation scope change			126,968		9,847
Loans granted			(33,073)		(14,278)
Acquisitions of financial assets at fair value through profit or loss			(39,953)		(105,687)
Acquisitions of financial assets at amortized cost			(532,341)		(546,754)
Acquisitions of financial assets at fair value through other comprehensive income			(100,000)		(1,000)
Acquisitions of investments in associates and joint ventures			(13,942)		(29,580)
Acquisitions of property and equipment and investment properties			(2,029,371)		(1,205,286)
Acquisitions of intangible assets			(345,943)		(345,359)
Acquisitions of right-of-use assets			(169)		(4,666)
Decrease in cash due to consolidation scope change			(3)		(10,310)

Net cash outflow from investing activities		~~W~~	(2,417,684)	~~W~~	(1,168,040)

KT Corporation and Its Subsidiaries

Consolidated Interim Statements of Cash Flows

For the six-month periods ended June 30, 2025 and 2024

		Six-Month Periods Ended June 30
(In millions of Korean won)	Notes	2025		2024

Cash flows from financing activities	26
Proceeds from borrowings		~~W~~	3,651,239	~~W~~	2,060,181
Cash inflow from derivatives contracts			405		1,118
Cash inflow from transactions with non-controlling shareholders			482		812
Cash inflow from other financing activities			26,583		130
Repayments of borrowings			(3,166,955)		(2,341,632)
Dividends paid			(288,392)		(626,429)
Decrease in finance lease liabilities			(202,157)		(200,555)
Cash outflows from derivative transactions			(3,724)		—
Acquisition of treasury stock			(199,374)		(27,100)
Cash outflow from transactions with non-controlling shareholders			(3,634)		(30,738)
Cash outflow from other financing activities			(663)		(36)

Net cash outflow from financing activities			(186,190)		(1,164,249)

Effect of exchange rate change on cash and cash equivalents			(4,684)		3,133

Net increase (decrease) in cash and cash equivalents			77,730		907,170

Cash and cash equivalents
Beginning of the period			3,716,680		2,879,554

End of the period		~~W~~	3,794,410	~~W~~	3,786,724

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

1.	General Information

The consolidated financial statements have been prepared by KT Corporation, the “Controlling Company” as defined under Korean IFRS 1110 Consolidated Financial Statements, by consolidating 78 subsidiaries (collectively referred to as the “Group”) including BC Card Co., Ltd., etc. as described in Note 1.2

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Controlling Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of Act on the Management of the Government-Invested Institutions and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represent new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS representing 55,502,161 government-owned shares were issued on the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of June 30, 2025, the Korean government does not own any shares in the Controlling Company.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

1.2	Consolidated Subsidiaries

(1)	The consolidated subsidiaries as of June 30, 2025 and December 31, 2024, are as follows:

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2025	December 31, 2024	Closing month

KT Telecop Co., Ltd.	Security service	Korea	92.7%	92.7%	December
KT Alpha Co., Ltd. [4]	Data communication	Korea	73.0%	73.0%	December
KT Service Bukbu Co., Ltd	Opening services of fixed line	Korea	67.3%	67.3%	December
KT Service Nambu Co., Ltd.[4]	Opening services of fixed line	Korea	96.1%	77.3%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.3	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.0%	100.0%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.0%	100.0%	December
BC Card Co., Ltd.	Credit card business	Korea	69.5%	69.5%	December
VP Inc. [4]	Payment security service for credit card, others	Korea	72.2%	72.2%	December
H&C Network	Call center for financial sectors	Korea	100.0%	100.0%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.0%	100.0%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.5%	64.5%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	91.6%	91.6%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.0%	100.0%	December
KT GENIE Music Corporation (formerly. GENIE Music Corporation) [2]	Online music production and distribution	Korea	36.0%	36.0%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.0%	100.0%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.4%	98.4%	December
KT Skylife Co., Ltd. [4]	Satellite TV	Korea	50.5%	50.5%	December
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)	TV contents provider	Korea	100.0%	100.0%	December
KT Estate Inc.	Residential building development and supply	Korea	100.0%	100.0%	December
KT Investment Management Inc.	Asset management, real estate, and consulting services	Korea	100.0%	100.0%	December
KTGDH Co., Ltd.	Data center development and related service	Korea	100.0%	100.0%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.0%	100.0%	December
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.) [2,4]	Solution provider and IPTV advertisement sales business	Korea	44.1%	44.1%	December
KT Sports Co., Ltd.	Management of sports teams	Korea	100.0%	100.0%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	34.1%	34.1%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	33.3%	33.3%	December

KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.0%	100.0%	December
KT Investment Co., Ltd.	Financing business for new technology	Korea	100.0%	100.0%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2025	December 31, 2024	Closing month

Next Connect PFV	Residential building development and supply	Korea	100.0%	100.0%	December
KT Rwanda Networks Ltd.	Network install management	Rwanda	51.0%	51.0%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.0%	51.0%	December
KT Japan Co., Ltd.	Foreign investment business and local counter work	Japan	100.0%	100.0%	December
East Telecom LLC	Wireless/fixed line internet business	Uzbekistan	91.6%	91.6%	December
KT America, Inc.	Foreign investment business and local counter work	USA	100.0%	100.0%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.9%	99.9%	December
KT Hongkong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business and local counter work	Singapore	100.0%	100.0%	December
Texnoprosistem LLC	Fixed line internet business	Uzbekistan	100.0%	100.0%	December
KT Huimangjieum	Manufacturing	Korea	100.0%	100.0%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.6%	88.6%	December
Storywiz Co., Ltd.	Contents and software development and supply	Korea	100.0%	100.0%	December
KT Engineering Co., Ltd.	Telecommunication facility construction and maintenance	Korea	100.0%	100.0%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	90.9%	90.9%	December
KTHS Corporation (formerly. KHS Corporation)	Operation and maintenance of facilities	Korea	100.0%	100.0%	December
kt HCN Co., Ltd. (formerly. HCN Co., Ltd.)	Cable television service	Korea	100.0%	100.0%	December
kt Millie Seojae (formerly. Millie Seojae) [2]	Book contents service	Korea	38.5%	38.7%	December
KT ES Pte. Ltd.	Foreign investment business	Singapore	68.8%	68.8%	December
Epsilon Global Communications PTE. Ltd.	Network service industry	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (SP) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications (US) PTE. Ltd.	Fixed line telecommunication business	Singapore	100.0%	100.0%	December
Epsilon Telecommunications Limited	Fixed line telecommunication business	UK	100.0%	100.0%	December
Epsilon Telecommunications (HK) Limited	Fixed line telecommunication business	Hong Kong	100.0%	100.0%	December
Epsilon US Inc.	Fixed line telecommunication business	USA	100.0%	100.0%	December
Epsilon Telecommunications (BG) EOOD	Employee support service	Bulgaria	100.0%	100.0%	December

Nasmedia-KT Alpha Future Growth Strategic Investment Fund	Investment fund	Korea	100.0%	100.0%	December
KT Strategic Investment Fund 6	Investment fund	Korea	100.0%	100.0%	December
kt Altimedia Corporation (formerly. Altimedia Corporation)	Software development and delivery	Korea	100.0%	100.0%	December
Altimidia B.V.	Software development and delivery	Netherlands	100.0%	100.0%	December
Altimidia Vietnam	Software development and delivery	Vietnam	100.0%	100.0%	December

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

			Controlling Interest [1] (%)
Subsidiary	Type of business	Location	June 30, 2025	December 31, 2024	Closing month

BCCARD VIETNAM LTD.	Software sales business	Vietnam	100.0%	100.0%	December
KTP SERVICES INC.	Fixed line telecommunication business	Philippines	100.0%	100.0%	December
KT RUS LLC	Foreign investment business	Russia	100.0%	100.0%	December
Hangang Real Estate Investment Trust No. 24	Investment fund	Korea	75.0%	75.0%	December
KT DX VIETNAM COMPANY LIMITED	Software development	Vietnam	100.0%	100.0%	December
kt Cloud Co., Ltd.	Information and communications development	Korea	92.6%	92.7%	December
PT CRANIUM ROYAL ADITAMA	Software development	Indonesia	67.0%	67.0%	December
Open cloud lab Co., Ltd	IT consulting service and Telecommunication equipment sales	Korea	100.0%	100.0%	December
KT Living, Inc.	Residential building management	Korea	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 1 [3]	Real estate management	Korea	6.5%	6.5%	December
AQUA RETAIL VIETNAM COMPANY LIMITED	E-voucher issuance and trading business	Vietnam	100.0%	100.0%	December
K-Realty Qualified Private Real Estate Investment Trust No. 4	Real estate management	Korea	98.3%	93.9%	December
BC Strategic Investment Fund 2	Investment fund	Korea	100.0%	100.0%	December
K-Logis Hwaseong Inc	Residential building development and supply	Korea	80.0%	80.0%	December
kt netcore Co. Ltd.	Telecommunication facility maintenance and service business	Korea	100.0%	100.0%	December
kt p&m Co. Ltd.	Information and communications development and Electrical design corporation	Korea	100.0%	100.0%	December

[1]	Sum of the interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% of the interest in kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.), KTCS Corporation, KTIS Corporation, kt Millie Seojae (formerly. Millie Seojae), and KT GENIE Music Corporation (formerly. GENIE Music Corporation), these entities are consolidated as the Controlling Company can exercise the majority of voting rights in its decision-making process at all times, based on voting patterns at previous shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% of the interest in K-Realty Qualified Private Real Estate Investment Trust No. 1, this entity is consolidated by comprehensively considering the criteria for determining control, such as ‘power’, ‘variable profit’, and ‘relationship between power and variable profit’, rather than simply judging by the interests owned by the Controlling Company.

[4]	The number of treasury stock held by subsidiaries are deducted from the total number of shares when calculating the controlling percentage interest.

(2)	Changes in Scope of Consolidation

Subsidiaries newly included and excluded in the consolidation during the six-month period ended June 30, 2025:

Changes	Location	Name of subsidiary	Reason
Excluded	Korea	KT Linkus Co., Ltd.	Merged
Excluded	Korea	KT Music Contents Fund No.2	Liquidated
Excluded	Korea	Initech Co., Ltd.	Shares disposed
Excluded	Korea	PlayD Co., Ltd.	Shares disposed
Excluded	Thailand	Nasmedia Thailand Co.Ltd.	Shares disposed

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(3)	Summarized information for consolidated subsidiaries as of June 30, 2025 and December 31, 2024 and for the six-month periods ended June 30, 2025 and 2024, is as follows

(In millions of Korean won)	June 30, 2025			Six-month period ended June 30, 2025 [3]
	Total assets		Total liabilities	Operating revenues	Profit(loss) for the period

KT Telecop Co., Ltd.	~~W~~	411,069	252,976	293,735	11,369
KT Alpha Co., Ltd.		454,822	168,606	196,613	24,085
KT Service Bukbu Co., Ltd.		48,780	50,012	112,545	(1,092)
KT Service Nambu Co., Ltd.		98,752	108,690	185,107	(10,750)
BC Card Co., Ltd. [1]		6,827,694	4,946,974	1,781,787	94,873
H&C Network		12,225	4,653	13,837	(182)
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.)		391,003	197,398	57,429	2,494
KTDS Co., Ltd.		285,048	138,104	327,172	16,937
KT M&S Co., Ltd.		266,064	186,970	364,500	11,081
KT MOS Bukbu Co., Ltd.		53,139	34,520	48,748	368
KT MOS Nambu Co., Ltd.		52,874	28,910	49,280	933
KT Skylife Co., Ltd. [1]		981,149	411,468	490,091	12,559
KT Estate Inc. [1]		3,076,590	1,410,660	294,380	3,029
KT GDH Co., Ltd.		7,938	1,271	1,693	131
KT Sat Co., Ltd.		754,007	98,241	93,191	15,090
KT Sports Co., Ltd.		45,250	23,263	49,436	6,129
KT M Mobile Co., Ltd.		217,478	89,358	191,733	7,521
KT Investment Co., Ltd. [1]		84,803	56,616	2,797	539
KTCS Corporation [1]		458,706	246,096	483,248	15,325
KTIS Corporation		471,546	255,380	309,309	10,068
Next Connect PFV		1,114,951	459,485	1,040,417	360,097
KT Japan Co., Ltd. [1]		2,182	3,633	1,642	89
KT America, Inc.		6,308	470	3,788	152
KT Rwanda Networks Ltd. [2]		113,237	140,052	10,409	(10,938)
AOS Ltd. [2]		14,218	17,663	5,792	1,236
KT Hong Kong Telecommunications Co., Ltd.		8,839	1,825	5,882	202
KT Huimangjieum [1]		12,344	5,411	9,351	367
KT Engineering Co., Ltd.		109,233	57,813	90,953	(8,526)
KT Studio Genie Co., Ltd. [1]		886,831	206,064	229,742	9,879
East Telecom LLC [1]		79,382	39,663	20,584	5,344
KT ES Pte. Ltd. [1]		76,227	63,126	48,590	967

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	June 30, 2025		Six-month period ended June 30, 2025 [3]
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period

KTP SERVICES INC.	2,215	15	—	(129)
kt Altimedia Corporation (formerly. Altimedia Corporation)[1]	42,117	10,202	16,801	193
KT RUS LLC	392	—	—	(146)
KT DX VIETNAM COMPANY LIMITED	1,237	57	356	(134)
KT Cloud Co., Ltd. [1]	2,081,088	524,519	470,610	36,442
K-Realty Qualified Private Real Estate Investment Trust No. 1	77,920	49,999	2,276	(618)
AQUA RETAIL VIETNAM COMPANY LIMITED	951	79	501	(422)
kt netcore. Co. Ltd.	154,806	111,491	269,107	(17,821)
kt p&m Co. Ltd.	31,321	20,378	31,834	1,016

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024			Six-month period ended June 30, 2024 [3]
	Total assets		Total liabilities	Operating revenues	Profit(loss) for the period

KT Linkus Co., Ltd.	~~W~~	54,247	55,750	39,554	(1,335)
KT Telecop Co., Ltd.		400,437	253,509	262,403	5,911
KT Alpha Co., Ltd.		464,180	201,902	214,323	13,533
KT Service Bukbu Co., Ltd.		56,706	56,846	110,547	(5,181)
KT Service Nambu Co., Ltd.		57,827	51,826	137,851	(7,323)
BC Card Co., Ltd. [1]		5,961,047	4,196,724	1,913,228	99,904
H&C Network		59,808	5,039	13,438	996
kt Nasmedia, Co., Ltd. (formerly. Nasmedia, Co., Ltd.) [1]		492,782	252,707	67,991	10,182
KTDS Co., Ltd. [1]		388,812	179,630	336,092	23,182
KT M&S Co., Ltd.		261,539	193,526	391,267	8,650
KT MOS Bukbu Co., Ltd.		50,262	32,012	49,590	826
KT MOS Nambu Co., Ltd.		51,458	28,427	49,984	1,571
KT Skylife Co., Ltd. [1]		1,040,188	463,594	509,026	(1,437)
KT Estate Inc. [1]		2,617,662	947,834	291,521	13,540
KT GDH Co., Ltd.		7,998	1,462	2,101	188
KT Sat Co., Ltd.		733,574	92,877	90,339	15,580
KT Sports Co., Ltd.		23,299	7,435	42,130	2,133
KT Music Contents Fund No. 2		5,508	1,589	65	31
KT M Mobile Co., Ltd.		195,196	74,570	167,951	5,205
KT Investment Co., Ltd. [1]		84,369	56,721	5,932	1,336
KTCS Corporation [1]		435,066	232,129	583,588	(902)
KTIS Corporation		469,932	261,826	296,883	8,039
Next Connect PFV		1,429,260	1,133,891	—	(5,098)
KT Japan Co., Ltd. [1]		1,750	3,289	1,600	183
KT America, Inc.		6,843	614	3,798	82
KT Rwanda Networks Ltd. [2]		131,362	341,313	10,740	(4,447)
AOS Ltd. [2]		14,305	19,422	5,338	769
KT Hong Kong Telecommunications Co., Ltd.		9,105	1,680	10,205	386
KT Huimangjieum [1]		8,854	2,275	9,008	1,457
KT Engineering Co., Ltd.		183,753	123,132	130,292	(1,518)
KT Studio Genie Co., Ltd. [1]		880,509	212,683	205,949	(3,176)
East Telecom LLC [1]		75,828	40,371	17,619	4,767
KT ES Pte. Ltd. [1]		78,800	59,114	46,484	(6,764)

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024		Six-month period ended June 30, 2024 [3]
	Total assets	Total liabilities	Operating revenues	Profit(loss) for the period

KTP SERVICES INC.	3,257	750	398	101
kt Altimedia Corporation (formerly. Altimedia Corporation) [1]	45,287	11,919	17,268	232
KT RUS LLC	420	—	—	(90)
KT DX VIETNAM COMPANY LIMITED	1,568	120	159	(142)
KT Cloud Co., Ltd. [1]	2,061,020	542,569	355,253	14,548
K-Realty Qualified Private Real Estate Investment Trust No. 1	79,220	50,681	2,017	(755)
AQUA RETAIL VIETNAM COMPANY LIMITED	1,903	497	211	(415)
kt netcore Co. Ltd.	61,213	79	—	—
kt p&m Co. Ltd	10,029	96	—	—

[1]	As intermediate controlling companies, financial information from their consolidated financial statements is presented.
[2]	Convertible preferred stock issued by subsidiaries as of the end of the reporting period is included in liabilities.
[3]	Profit or loss of companies newly included in consolidated financial statements from the acquisition date of control to the end of the reporting period is included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

2.	Material Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured, and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group for the six-month period ended June 30, 2025, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. In order to understand the consolidated interim financial statements, the annual consolidated financial statements as of December 31, 2024 prepared in accordance with IFRS should be used together.

2.2	Changes in Accounting Policy and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2025.

- K-IFRS 1021 The Effects of Changes in Foreign Exchange Rates and K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards (Amendment) - Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

When a currency is not exchangeable into another currency, the spot exchange rate is estimated as of the measurement date, either by using an observable exchange rate without adjustment or by applying an alternative estimation technique.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2) New and revised standards and interpretations in issue but not yet effective or adopted by the Group

At the date of authorization of these financial statements, the Group has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

- K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted.

- K-IFRS 1109 Financial Instruments – Derecognition of lease liabilities and Transaction price

The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with K-IFRS 1109, the lessee is required to recognize any resulting gain or loss in profit or loss. Additionally, the amendments have replaced ‘their transaction price (as defined in K-IFRS 1115)’ in K-IFRS 1109:5.1.3 with ‘the amount determined by applying K-IFRS 1115’ to remove an inconsistency between K-IFRS 1109 and the requirements in K-IFRS 1115.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

- K-IFRS 1110 Consolidated Financial Statements – Determination of ‘de facto agent’

The amendments have amended K-IFRS 1110:B74 to use less conclusive language and to clarify that the relationship described in K-IFRS1110:B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards – Hedging accounting by a first-time adopter

The amendments have improved the consistency of the wording of K-IFRS 1101:B6 with the requirements for hedge accounting in K-IFRS 1109 and added cross-references to K-IFRS 1109:6.4.1 to improve the understandability of K-IFRS 1101.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1107 Financial Instruments: Disclosures – Gain or loss on derecognition

The amendments have updated the obsolete cross-reference in K-IFRS 1107:B38 and aligned the wording of this paragraph with the terms used in K-IFRS.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1007 Statement of Cash Flows: Cost method

The amendments have replaced the term ‘cost method’ with ‘at cost’ in K-IFRS 1007:37.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

The Group is reviewing the impact of the above-listed amendments on the financial statements.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

2.3	Accounting Policies

The material accounting policies and methods of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2024, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions about the future. Management also needs to exercise judgement in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

4.	Financial Instruments by Category

Financial instruments by category as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total

Cash and cash equivalents	~~W~~	3,794,410	—	—	—	3,794,410
Trade and other receivables		8,124,193	—	114,094	—	8,238,287
Other financial assets		948,201	990,017	1,965,219	226,159	4,129,596

(In millions of Korean won)	June 30, 2025
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total

Trade and other payables [1]	~~W~~	6,949,073	—	—	—	6,949,073
Borrowings		10,750,186	—	—	—	10,750,186
Other financial liabilities		956,083	117,822	9,304	—	1,083,209
Lease liabilities		—	—	—	1,006,813	1,006,813

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total

Cash and cash equivalents	~~W~~	3,716,680	—	—	—	3,716,680
Trade and other receivables		7,573,409	—	114,774	—	7,688,183
Other financial assets		962,653	1,029,926	1,665,368	445,471	4,103,418

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total

Trade and other payables [1]	~~W~~	7,214,174	—	—	—	7,214,174
Borrowings		10,520,690	—	—	—	10,520,690

Other financial liabilities		942,135	132,011	3	—	1,074,149
Lease liabilities		—	—	—	1,059,453	1,059,453

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

5.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Total amounts		Provision for impairment	Present value discount	Carrying amount

Current assets
Trade receivables	~~W~~	3,440,688	(387,543)	(8,107)	3,045,038
Other receivables		3,499,323	(101,414)	(2,400)	3,395,509

Total	~~W~~	6,940,011	(488,957)	(10,507)	6,440,547

Non-current assets
Trade receivables	~~W~~	246,147	(1,295)	(12,280)	232,572
Other receivables		1,670,799	(95,288)	(10,343)	1,565,168

Total	~~W~~	1,916,946	(96,583)	(22,623)	1,797,740

(In millions of Korean won)	December 31, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount

Current assets
Trade receivables	~~W~~	3,309,177	(378,327)	(9,011)	2,921,839
Other receivables		3,335,066	(107,653)	(1,796)	3,225,617

Total	~~W~~	6,644,243	(485,980)	(10,807)	6,147,456

Non-current assets
Trade receivables	~~W~~	260,154	(1,299)	(14,977)	243,878
Other receivables		1,405,923	(96,941)	(12,133)	1,296,849

Total	~~W~~	1,666,077	(98,240)	(27,110)	1,540,727

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2)	Details of other receivables as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024

Loans	~~W~~	58,836	42,413
Receivables [1]		2,984,849	2,913,728
Accrued income		61,069	40,950
Refundable deposits		247,671	264,054
Loans receivable		1,550,725	1,209,887
Finance lease receivables		188,755	202,372
Others		65,474	53,656
Less: Provision for impairment		(196,702)	(204,594)

Total	~~W~~	4,960,677	4,522,466

[1]	As of June 30, 2025, credit sales asset of ~~W~~ 2,224,549 million (December 31, 2024: ~~W~~ 1,970,895 million) held by BC Card Co., Ltd. are included.

(3)	The maximum exposure to credit risks for trade and other receivables is the carrying amount of each class of receivables mentioned above as of June 30, 2025.

(4)

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024

Other financial assets
Financial assets at amortized cost [1]	~~W~~	948,201	962,653
Financial assets at FVTPL [1,2]		990,017	1,029,926
Financial assets at FVOCI		1,965,219	1,665,368
Derivatives used for hedging		226,159	445,471
Less: Non-current		(2,905,193)	(2,759,170)

Current	~~W~~	1,224,403	1,344,248

Other financial liabilities
Financial liabilities at amortized cost [3,4]	~~W~~	956,083	942,135
Financial liabilities at FVTPL		117,822	132,011
Derivatives used for hedging		9,304	3
Less: Non-current		(739,295)	(722,517)

Current	~~W~~	343,914	351,632

[1]

As of June 30, 2025, the Group’s financial instruments amount to ~~W~~ 105,816 million (December 31, 2024: ~~W~~ 97,913 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of June 30, 2025, the Group provided investments in Korea Software Financial Cooperative and others amounting to ~~W~~ 10,539 million (December 31, 2024: ~~W~~ 10,511 million) as a collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

[3]	The amount includes liabilities related to the obligation to acquire additional shares in Epsilon Global Communications Pte. Ltd. and KT Cloud Co., Ltd. (Note 15).

[4]	The amount includes liabilities convertible preferred Stock issued by KT Cloud Co., Ltd. (Note 15).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2)	Financial Assets at fair value through profit or loss

1)	Details of financial assets at fair value through profit or loss as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024

Equity instruments (Listed)	~~W~~	4,767	5,620
Equity instruments (Unlisted)		46,143	47,227
Debt securities		939,107	971,805
Derivatives held for trading		—	5,274

Total		990,017	1,029,926
Less: Non-current		(783,927)	(826,708)

Current	~~W~~	206,090	203,218

2)	The maximum exposure to credit risks for debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of June 30, 2025.

(3)	Financial Assets at fair value through other comprehensive income

1)	Details of financial assets at fair value through other comprehensive income as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024

Equity instruments (Listed)	~~W~~	1,519,604	1,317,458
Equity instruments (Unlisted)		439,316	341,753
Debt securities		6,299	6,157

Total		1,965,219	1,665,368
Less: Non-current		(1,965,219)	(1,665,368)

Current	~~W~~	—	—

2)

Upon disposal of these equity investments, any balance within the accumulated other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt investments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(4)	Derivatives used for Hedging

1)	Details of valuation of derivatives used for hedging as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025			December 31, 2024
	Assets		Liabilities	Assets	Liabilities

Interest rate swap	~~W~~	217	10	352	3
Currency swap [1]		225,942	9,294	445,119	—

Total		226,159	9,304	445,471	3
Less: Non-current		(136,823)	(9,304)	(261,719)	—

Current	~~W~~	89,336	—	183,752	3

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Group to be exposed to risks of cash flow fluctuation by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is within 12 months.

2)	Details of valuation gains and losses on the derivative instruments for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025				2024
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]

Interest rate swap	~~W~~	2	103	(82)	31	—	324
Currency swap		2,408	252,754	22,239	202,420	354	(15,642)

Total	~~W~~	2,410	252,857	22,157	202,451	354	(15,318)

[1]	The amounts are before adjustments for deferred income tax and allocations to non-controlling interests and have been directly reflected in equity.

3)

The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation losses of ~~W~~ 229,194 million as other comprehensive income for the year ended June 30, 2025 (for the six-month period ended June 30, 2024: valuation gains of ~~W~~ 189,126 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 434 million as current profit or loss for the year ended June 30, 2025 (for the six-month period ended June 30, 2024: ~~W~~ 1,302 million). In addition, the valuation loss reclassified from other comprehensive income to profit or loss amounts to ~~W~~ 251,351 million for the year ended June 30, 2025 (for the six-month period ended June 30, 2024: valuation gains of ~~W~~ 204,444 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(5)	Financial Liabilities at fair value through profit or loss

1)	Details of financial liabilities at fair value through profit or loss as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Derivatives held for trading [1]	~~W~~	117,822	132,011

[1]

The Group signed a shareholder-to-share agreement with financial investors participating in the paid-in capital increase of K Bank Inc. for the six-month period ended June 30, 2025. According to the Drag-Along Right, if K Back inc. fails to be listed on the terms agreed upon for the date of completion of the acquisition, financial investors may exercise the Drag-Along right to the Group, and the Group may comply or exercise the right to claim for sale. If financial investors exercise the Drag-Along Right, the Group must exercise the right to claim for sale or guarantee the return on the terms agreed upon by financial investors. (Note 15).

2)	The valuation gain and loss on financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Valuation gain		Valuation loss	Valuation gain	Valuation loss
Derivatives liabilities held for trading	~~W~~	17,254	3,447	22,777	—

7.	Inventories

Inventories as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
	June 30, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	474,585	(42,310)	432,275	1,003,127	(99,517)	903,610
Others		12,077	(437)	11,640	37,123	(524)	36,599

Total	~~W~~	486,662	(42,747)	443,915	1,040,250	(100,041)	940,209

Cost of inventories recognized as expenses for the six-month period ended June 30, 2025 amounts to ~~W~~ 2,120,945 million (for the six-month period ended June 30, 2024: ~~W~~ 1,687,715 million) and reversal inventory valuation loss amounts to ~~W~~ 57,294 million for the six-month period ended June 30, 2025 (for the six-month period ended June 30, 2024: reversal valuation loss on inventory of ~~W~~ 23,249 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Other assets
Advance payments	~~W~~	216,109	217,679
Prepaid expenses		306,259	170,544
Contract cost		1,935,495	1,738,164
Contract assets		890,334	800,806
Others		20,399	18,929
Less: Non-current		(888,341)	(843,991)

Current	~~W~~	2,480,255	2,102,131

Other liabilities
Advances received [1]	~~W~~	403,620	1,151,499
Withholdings		137,947	154,355
Unearned revenue [1]		51,068	38,327
Lease liabilities		1,006,813	1,059,453
Contract liabilities		366,856	273,320
Others		29,291	31,203
Less: Non-current		(727,067)	(782,520)

Current	~~W~~	1,268,528	1,925,637

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	14,825,814	14,872,079
Acquisition and capital expenditure		1,014,710	1,233,426
Disposal and termination		(46,182)	(38,785)
Depreciation		(1,415,575)	(1,399,430)
Transfer to investment properties		(11,028)	(43,710)
Changes in consolidation scope		(3,644)	(1,326)
Others [1]		(137,726)	(30,541)

Ending, net	~~W~~	14,226,369	14,591,713

[1]	Amounts include transfers to intangible assets.

(2)	Changes in investment properties for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	2,299,616	2,198,135
Acquisition and capital expenditure		643,954	37,403
Disposal		—	(1,772)
Depreciation		(41,231)	(26,537)
Transfer from property and equipment		11,028	43,710
Changes in consolidation scope		(3,401)	—
Others		7,623	(865)

Ending, net	~~W~~	2,917,589	2,250,074

(3)

As of June 30, 2025, the Group (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 116,476 million for one year or less, ~~W~~ 113,549 million for more than one year and less than five years, ~~W~~ 9,196 million for over five years, and ~~W~~ 239,221 million in total.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(4)	Changes in intangible assets for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	1,862,740	2,533,861
Acquisition and capital expenditure [1]		191,444	77,106
Disposal and termination		(6,792)	(11,797)
Amortization		(303,639)	(335,071)
Impairment		(821)	(857)
Changes in consolidation scope		(34,653)	(9,371)
Others		(9,753)	12,445

Ending, net	~~W~~	1,698,526	2,266,316

[1]	Amounts include transfers from property and equipment.

(5)

The carrying amount of intangible assets with indefinite useful lives, including membership rights (except for goodwill), that are not subject to amortization, is ~~W~~ 203,250 million as of June 30, 2025 (December 31, 2024: ~~W~~ 203,227 million).

(6)	Goodwill is allocated to the Group’s cash-generating units, which are identified by operating segments. As of June 30, 2025, the goodwill allocated to each cash-generation unit is as follows:

(In millions of Korean won)
Cash-Generating Unit	Amount
Mobile services	~~W~~	65,057
BC Card Co., Ltd.		41,234
KT GENIE Music Corporation(formerly. GENIE Music Corporation)		38,258
kt Millie Seojae(formerly. Millie Seojae)		54,725
KT Telecop Co., Ltd.		15,418
KT MOS Bukbu Co., Ltd. and others		32,589

Total	~~W~~	247,281

The recoverable amount of goodwill has been determined based on the fair value obtained by calculating the value in use or deducting the cost of disposal. The value in use was calculated using pre-tax cash flow estimates based on financial budgets, such as the budget for the next five years. Cash flows after the estimated period were estimated using the expected growth rate, and the growth rate does not exceed the long-term average growth rate of the industry to which the cash-generating unit belongs. The Group has determined revenue growth rate based on past performance and expectations of future market changes. The Group has determined pre-tax cash flow estimates based on past earnings and market growth forecasts, and the discount rate used reflects the specific risks associated with related operations.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

10.	Investments in Associates and Joint Ventures

(1)	Details of associates as of June 30, 2025 and December 31, 2024, are as follows:

	Percentage of ownership (%)
	June 30, 2025	December 31, 2024	Location	Closing month
KIF Investment Fund	33.3%	33.3%	Korea	December
K Bank Inc.	33.7%	33.7%	Korea	December
HD Hyundai Robotics Co., Ltd. [1]	10.0%	10.0%	Korea	December
Megazone Cloud Corporation [1]	6.8%	6.8%	Korea	December
IGIS No. 468-1 General Private Real Estate Investment Company	44.6%	44.6%	Korea	December
KT-DSC Creative Economy Youth Start-up Investment Fund	28.6%	28.6%	Korea	December
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395	35.3%	35.3%	Korea	December

[1]

Although the Group holds less than 20% interest in ordinary share as of June 30, 2025, these entities are included in investments in associates as the Group exerts significant influence over operational and financial policies.

(2)	Changes in investments in associates and joint ventures for the six-month period ended June 30, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	191,125	—	779	(1,366)	190,538
K Bank Inc.		917,641	—	24,163	550	942,354
HD Hyundai Robotics Co., Ltd.		45,830	—	(720)	1,057	46,167
Megazone Cloud Corporation		130,773	—	(1,169)	1,261	130,865
IGIS No. 468-1 General Private Real Estate Investment Company		23,374	—	(80)	—	23,294
KT-DSC Creative Economy Youth Start-up Investment Fund		15,951	(650)	1,165	(700)	15,766
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		9,727	—	(945)	—	8,782
Others [1]		227,811	8,278	(10,589)	(336)	225,164

Total	~~W~~	1,562,232	7,628	12,604	466	1,582,930

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

	2024
(In millions of Korean won)	Beginning		Acquisition (Disposal)	Share of net profit (loss) from associates and joint ventures [1]	Others	Ending
KIF Investment Fund	~~W~~	177,054	—	579	983	178,616
K Bank Inc.		872,881	—	28,235	1,762	902,878
HD Hyundai Robotics Co., Ltd.		47,734	—	717	(646)	47,805
Megazone Cloud Corporation		131,694	—	(1,684)	1,218	131,228
IGIS No. 468-1 General Private Real Estate Investment Company		23,484	—	(53)	—	23,431
KT-DSC Creative Economy Youth Start-up Investment Fund		25,117	(275)	(5,817)	(1,505)	17,520
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		11,942	—	(1,208)	—	10,734
LS Marine Solution Co., Ltd.		23,492	—	237	(291)	23,438
Others [1]		243,491	27,186	(13,854)	273	257,096

Total	~~W~~	1,556,889	26,911	7,152	1,794	1,592,746

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized net profit (loss) in the investments in associates as operating income. Net loss recognized as operating income for the six-months period ended June 30, 2025 amount to ~~W~~ 201 million (six-month period ended June 30, 2024: net profit of ~~W~~ 85 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(3)

Summarized statements of financial position of the major associates and joint ventures as of June 30, 2025 and December 31, 2024 and summarized statements of profit or loss for the six-month period ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Assets		Liabilities	Operating revenue	Profit(loss) for the period
KIF Investment Fund	~~W~~	574,668	3,054	12,882	2,338
K Bank Inc.		29,529,676	27,349,662	676,537	82,011
HD Hyundai Robotics Co., Ltd.		359,220	105,080	116,549	(7,230)
Megazone Cloud Corporation		1,261,732	666,194	886,484	(7,675)
IGIS No. 468-1 General Private Real Estate Investment Company		52,189	11	—	(181)
KT-DSC Creative Economy Youth Start-up Investment Fund		55,596	414	5,264	2,414
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		195,798	140,237	—	(211)

(In millions of Korean won)	December 31, 2024			June 30, 2024
	Assets		Liabilities	Operating revenue	Profit(loss) for the period
KIF Investment Fund	~~W~~	573,376	—	14,380	1,736
K Bank Inc		31,191,682	29,187,152	569,666	85,989
HD Hyundai Robotics Co., Ltd.		356,541	105,722	111,536	4,175
Megazone Cloud Corporation		1,456,061	860,488	839,184	(6,038)
IGIS No. 468-1 General Private Real Estate Investment Company		52,370	11	3	(118)
KT-DSC Creative Economy Youth Start-up Investment Fund		56,231	404	3,994	(20,358)
IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		175,328	133,665	—	(172)

(4)

Due to discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 3,761 million for the six-month period June 30, 2025 (six-month period ended June 30, 2024: ~~W~~ 542 million). The unrecognized accumulated comprehensive loss of associates and joint ventures as of June 30, 2025 is ~~W~~ 11,026 million (December 31, 2024: ~~W~~ 7,942 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

11.	Trade and Other Payables

(1)	Details of trade and other payables as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Current liabilities
Trade payables	~~W~~	1,082,903	1,036,707
Other payables		5,994,838	6,358,084

Total	~~W~~	7,077,741	7,394,791

Non-current liabilities
Trade payables		791	1,035
Other payables	~~W~~	382,866	577,374

Total	~~W~~	383,657	578,409

(2)	Details of other payables as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Non-trade payables [1]	~~W~~	3,730,471	4,578,424
Accrued expenses		1,513,032	1,293,627
Operating deposits		881,412	833,482
Others		252,789	229,925
Less: non-current		(382,866)	(577,374)

Current	~~W~~	5,994,838	6,358,084

[1]	As of June 30, 2025, credit sale liabilities amounting to ~~W~~ 1,785,860 million (December 31, 2024: ~~W~~ 1,612,495 million) held by BC Card Co., Ltd. (a subsidiary of the Group) are included

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

12.	Borrowings

(1)	Details of borrowings as of June 30, 2025 and December 31, 2024, are as follows:

1)	Debentures.

(In millions of Korean won and foreign currencies in thousands)			June 30, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 07, 2034	6.500%	USD 100,000	~~W~~	135,640	USD 100,000	~~W~~	147,000
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		542,560	USD 400,000		588,000
MTNP notes	Sep. 01, 2025	1.000%	USD 400,000		542,560	USD 400,000		588,000
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		406,920	USD 300,000		441,000
MTNP notes	Aug. 08, 2025	4.000%	USD 500,000		678,200	USD 500,000		735,000
MTNP notes	Feb. 02, 2028	4.125%	USD 500,000		678,200	USD 500,000		735,000
MTNP notes	Mar. 05, 2027	1.217%	JPY 23,300,000		218,782	—		—
MTNP notes	Mar. 07, 2028	1.367%	JPY 6,700,000		62,912	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-4th Public bond	Sep. 02, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	—	—		—	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	—	—		—	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	—	—		—	—		270,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			June 30, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—	100,000	—	100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—	30,000	—	30,000
The 197-1st Public bond	Jun. 27, 2025	—	—	—	—	280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—	120,000	—	120,000
The 198-1st Public bond	Jan. 10, 2025	—	—	—	—	70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—	150,000	—	150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—	80,000	—	80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—	85,000	—	85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—	160,000	—	160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—	155,000	—	155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—	120,000	—	120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—	200,000	—	200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—	80,000	—	80,000
The 201-1st Public bond	Dec. 02, 2027	2.899%	—	130,000	—	130,000
The 201-2nd Public bond	Dec. 02, 2029	2.918%	—	70,000	—	70,000
The 201-3rd Public bond	Dec. 02, 2034	3.057%	—	100,000	—	100,000
The 18-2nd unsecured bond	Jul. 02, 2026	2.224%	—	50,000	—	50,000
The 19-1st unsecured bond	Jun. 12, 2027	3.691%	—	50,000	—	50,000
The 19-2nd unsecured bond	Jun. 12, 2029	3.783%	—	50,000	—	50,000
The 149-2nd Won-denominated unsecured bond	Mar. 10, 2026	1.756%	—	30,000	—	30,000
The 152-2nd Won-denominated unsecured bond	Aug. 28, 2026	1.982%	—	20,000	—	20,000
The 154th Won-denominated unsecured bond	Jan. 23, 2025	—	—	—	—	40,000
The 155-3rd Won-denominated unsecured bond	Feb. 28, 2025	—	—	—	—	20,000
The 156-1st Won-denominated unsecured bond	Mar. 25, 2025	—	—	—	—	60,000
The 156-2nd Won-denominated unsecured bond [2]	Mar. 25, 2032	10Y CMS+0.965%	—	40,000	—	40,000
The 158th Won-denominated unsecured bond	Jan. 27, 2025	—	—	—	—	50,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			June 30, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 159-2nd Won-denominated unsecured bond	Aug. 11, 2027	4.505%	—	30,000	—	30,000
The 160-3rd Won-denominated unsecured bond	Dec. 12, 2025	5.769%	—	30,000	—	30,000
The 161-3rd Won-denominated unsecured bond	Jun. 20, 2025	—	—	—	—	30,000
The 161-4th Won-denominated unsecured bond	Dec. 22, 2025	5.615%	—	10,000	—	10,000
The 163-1st Won-denominated unsecured bond	Feb. 20, 2026	4.059%	—	20,000	—	20,000
The 163-2nd Won-denominated unsecured bond	Feb. 22, 2028	4.311%	—	80,000	—	80,000
The 164-3rd Won-denominated unsecured bond	Apr. 14, 2028	4.220%	—	30,000	—	30,000
The 165-1st Won-denominated unsecured bond	May. 09, 2025	—	—	—	—	30,000
The 165-2nd Won-denominated unsecured bond	Nov. 09, 2026	3.932%	—	10,000	—	10,000
The 165-3rd Won-denominated unsecured bond	May. 07, 2027	3.972%	—	30,000	—	30,000
The 166-2nd Won-denominated unsecured bond	Apr. 22, 2025	—	—	—	—	40,000
The 166-3rd Won-denominated unsecured bond	May. 21, 2025	—	—	—	—	10,000
The 166-4th Won-denominated unsecured bond	May. 22, 2025	—	—	—	—	40,000
The 167-2nd Won-denominated unsecured bond	Jan. 22, 2025	—	—	—	—	50,000
The 167-3rd Won-denominated unsecured bond	Feb. 21, 2025	—	—	—	—	10,000
The 167-4th Won-denominated unsecured bond	Dec. 22, 2025	3.858%	—	10,000	—	10,000
The 168-1st Won-denominated unsecured bond	Jun. 05, 2025	—	—	—	—	40,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			June 30, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 168-2nd Won-denominated unsecured bond	Aug. 06, 2025	3.703%	—	70,000	—	70,000
The 168-3rd Won-denominated unsecured bond	Oct. 02, 2025	3.724%	—	40,000	—	40,000
The 169th Won-denominated unsecured bond	Apr. 04, 2025	—	—	—	—	50,000
The 170th Won-denominated unsecured bond	Jun. 12, 2026	3.688%	—	50,000	—	50,000
The 171-1st Won-denominated unsecured bond	Jun. 11, 2027	3.330%	—	20,000	—	20,000
The 171-2nd Won-denominated unsecured bond	Aug. 12, 2027	3.329%	—	60,000	—	60,000
The 172-1st Won-denominated unsecured bond	Mar. 06, 2026	3.514%	—	10,000	—	10,000
The 172-2nd Won-denominated unsecured bond	Mar. 09, 2026	3.514%	—	40,000	—	40,000
The 172-3rd Won-denominated unsecured bond	Sep. 09, 2026	3.474%	—	30,000	—	30,000
The 173-1st Won-denominated unsecured bond	Sep. 23, 2027	3.291%	—	60,000	—	60,000
The 173-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.291%	—	50,000	—	50,000
The 173-3rd Won-denominated unsecured bond	Oct. 22, 2027	3.292%	—	40,000	—	40,000
The 174th Won-denominated unsecured bond	Nov. 10, 2025	3.339%	—	60,000	—	60,000
The 175-1st Won-denominated unsecured bond	Dec. 10, 2025	3.169%	—	50,000	—	50,000
The 175-2nd Won-denominated unsecured bond	Dec. 10, 2027	3.101%	—	50,000	—	50,000
The 176th Won-denominated unsecured bond	Dec. 18, 2026	3.134%	—	70,000	—	70,000
The 177-1st Won-denominated unsecured bond	Jul. 09, 2027	3.097%	—	70,000	—	—

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			June 30, 2025		December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
The 177-2nd Won-denominated unsecured bond	Jul. 12, 2027	3.097%	—	70,000	—	—
The 177-3rd Won-denominated unsecured bond	Jan. 09, 2029	3.115%	—	30,000	—	—
The 177-4th Won-denominated unsecured bond	Jan. 09, 2030	3.140%	—	40,000	—	—
The 178-1st Won-denominated unsecured bond	Feb. 28, 2029	3.026%	—	50,000	—	—
The 178-2nd Won-denominated unsecured bond	Feb. 28, 2030	3.087%	—	30,000	—	—
The 179-1st Won-denominated unsecured bond	Sep. 23, 2027	3.013%	—	10,000	—	—
The 179-2nd Won-denominated unsecured bond	Sep. 24, 2027	3.013%	—	40,000	—	—
The 179-3rd Won-denominated unsecured bond	Mar. 24, 2028	3.038%	—	50,000	—	—
The 179-4th Won-denominated unsecured bond	Mar. 25, 2030	3.126%	—	20,000	—	—
The 179-5th Won-denominated unsecured bond	Sep. 25, 2030	3.178%	—	20,000	—	—
The 180-1st Won-denominated unsecured bond	Apr. 03, 2028	2.989%	—	90,000	—	—
The 180-2nd Won-denominated unsecured bond	Apr. 04, 2028	2.989%	—	70,000	—	—
The 180-3rd Won-denominated unsecured bond	Apr. 04, 2029	3.026%	—	40,000	—	—
The 181-1st Won-denominated unsecured bond	Nov. 22, 2027	2.730%	—	80,000	—	—
The 181-2nd Won-denominated unsecured bond	May. 22, 2028	2.781%	—	100,000	—	—
The 181-3rd Won-denominated unsecured bond	May. 22, 2029	2.851%	—	40,000	—	—
The 182-1st Won-denominated unsecured bond	Feb. 11, 2028	2.776%	—	30,000	—	—

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			June 30, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 182-2nd Won-denominated unsecured bond	Jun. 13, 2028	2.822%	—		70,000	—		—

Subtotal					8,735,774			9,154,000

Less: Current portion					(2,314,751)			(3,073,474)

Discount on bonds					(18,336)			(24,177)

Total				~~W~~	6,402,687		~~W~~	6,056,349

[1]

As of June 30, 2025, the Controlling Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP was terminated in 2007.

[2]	The CMS (10Y) is approximately 2.623% as of June 30, 2025.

2)	Convertible bonds

(In millions of Korean won)
Type	Issuance Date	Maturity	Annual interest Rate	June 30, 2025		December 31, 2024
The 1st CB (Private) [1]	Jun. 5, 2020	Jun. 5, 2025	—	~~W~~	—	8,000
Redemption premium					—	2,267
Conversion rights adjustment					—	(580)

Subtotal					—	9,687
Less: Current portion					—	(9,687)

Total				~~W~~	—	—

[1]	Convertible bond was fully redeemed for the six-month period ended June 30, 2025.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

3)	Borrowings

a.	Short-term borrowings

(In millions of Korean won)
			June 30, 2025			December 31, 2024
Type	Financial institution	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Operational	Shinhan Bank [1]
		5.430%	—	~~W~~	5,000	—	~~W~~	5,000
		FB(6M)+2.850%~FB(6M)+2.860%	—		8,990	—		8,990
		Term SOFR(3M)+1.580%	USD 35,000		47,474	—		—
		—	—		—	—		87,000
	Woori Bank [1]	4.230%	—		20,000	—		20,000
		FB(1Y)+0.730%	—		70,000	—		70,000
		—	—		—	—		51,950
	Korea Development Bank [1]	3.690%~4.680%	—		21,000	—		—
		KDB Bond(1Y)+2.640%	—		8,000	—		8,000
		—	—		—	—		27,000
	Industrial Bank of Korea	4.340%	—		6,000	—		6,000
	Hana Bank [1]	FB(6M)+1.988%	—		5,000	—		—
	KB SECURITIES	3.630%	—		120,000	—		120,000
	NongHyup Bank [1]	MOR(6M)+1.770%	—		1,000	—		—
		—	—		—	—		14,200
	Standard Chartered Bank	—	—		—	—		32,000
	Korea Investment & Securities	3.130%	—		70,000	—		—
	Kiwoom Securities Co., Ltd.	3.130%	—		10,000	—		—
	Shinhan Securities Co., Ltd.	2.880%~2.940%	—		195,936	—		—

Total				~~W~~	588,400		~~W~~	450,140

[1]	As of June 30, 2025, the interest rates for Financial Bond (6M), Term SOFR (3M), Financial Bond (1Y), KDB bond (1Y), and MOR (6M) are 2.531%, 4.292%, 2.562%, 2.528%, and 2.530%, respectively.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

b.	Long-term borrowings

(In millions of Korean won and thousands of foreign currencies)			June 30, 2025				December 31, 2024
Financial institution	Type	Annual interest rates	Foreign currency		Korean won		Foreign currency		Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.000%		—	~~W~~	740		—	~~W~~	987
CA-CIB	General loans	3.020%~3.820%		—		200,000		—		100,000
JPM	General loans	—		—		—		—		100,000
DBS	General loans	2.980%~3.820%		—		200,000		—		100,000
Shinhan Bank	General loans	4.090%		—		100,000		—		100,000
	General loans [2]	Term SOFR(3M)+1.300%	USD	21,127		28,656	USD	21,127		31,056
	General loans [2]	Term SOFR(3M)+1.600%	USD	8,640		11,719	USD	8,910		13,098
	General loans [3]	4.490%		—		62,398		—		62,398
	General loans	4.300%		—		16,900		—		—
	General loans	—		—		—	USD	35,000		51,450
Woori Bank	General loans [2]	EURIBOR(3M)+0.950%	EUR	6,900		10,983	EUR	6,900		10,548
	PF loans [2]	CD(91D)+1.750%		—		25,526		—		26,526
	General loans	3.970%		—		18,000		—		—
Hi Investment & Securities	CP	2.302%		—		96,506		—		95,321
Korea Investment & Securities	CP	—		—		—		—		78,933
Korea Development Bank	General loans	3.770%		—		33,000		—		33,000
KDB Bank Uzbekistan	loans [4]	23.000%	UZS	34,826,079		3,831	UZS	45,448,426		4,999
	loans [4]	10.300%	USD	5,446		7,580	USD	5,400		7,725
NH Jayang	PF loans	—		—		—		—		8,366
Kyobo Life Insurance	PF loans	—		—		—		—		44,385
Standard Chartered Bank Korea	PF loans	3.900%		—		65,000		—		—
	PF loans	—		—		—		—		29,590
Samsung Life Insurance	PF loans	—		—		—		—		24,658
Kookmin Bank	General loans	4.750%		—		8,000		—		8,000
	General loans [2]	CD(91D)+1.480%		—		20,000		—		—
NongHyup Bank	PF loans	3.900%		—		70,000		—		—
Korea Investment Capital	PF loans	8.000%		—		8,500		—		—
Korea Investment Savings Bank	PF loans	8.000%		—		1,500		—		—
DHG The 1st Co., Ltd.	PF loans	10.000%		—		10,000		—		—
Industrial Bank of Korea	PF loans	3.900%		—		65,000		—		—
Kyongnam Bank and others	General loans	4.300%		—		31,162		—		—
Hana Bank and others	PF loans	4.700%		—		349,347		—		—

Subtotal						1,444,348				931,040
Less: Current portion						(31,177)				(371,451)

Total					~~W~~	1,413,171			~~W~~	559,589

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.
[2]	EURIBOR (3M), Term SOFR (3M) and CD (91D) are approximately 1.944%, 4.292%, 2.560% respectively, as of June 30, 2025.
[3]	The general loans are repayable in installments over 4 years after a three-year grace period.
[4]	The general loans are repayable in installments over 3 years after a two-year grace period.

(2)	Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as of June 30, 2025, is as follows:

(In millions of Korean won)
	Bonds				Borrowings
	In local currency		In foreign currency	Sub- total	In local currency	In foreign currency	Sub- total	Total
Jul. 1, 2025 ~ Jun. 30, 2026	~~W~~	1,095,000	1,220,760	2,315,760	561,119	58,457	619,576	2,935,336
Jul. 1, 2026 ~ Jun. 30, 2027		860,000	1,168,262	2,028,262	918,414	40,376	958,790	2,987,052
Jul. 1, 2027 ~ Jun. 30, 2028		1,460,000	741,112	2,201,112	397,944	3,804	401,748	2,602,860
Jul. 1, 2028 ~ Jun. 30, 2029		555,000	—	555,000	15,600	3,804	19,404	574,404
After Jul. 1, 2029		1,500,000	135,640	1,635,640	29,426	3,804	33,230	1,668,870

Total	~~W~~	5,470,000	3,265,774	8,735,774	1,922,503	110,245	2,032,748	10,768,522

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

13.	Provisions

Changes in provisions the six-month period ended June 30, 2025 and 2024, are as follows:

	2025
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	21,690	141,761	60,956	224,407
Increase (transfer)		27	5,521	12,566	18,114
Usage		(27)	(1,526)	(10,278)	(11,831)
Reversal		(100)	(472)	(347)	(919)
Others		—	(548)	—	(548)

Ending balance	~~W~~	21,590	144,736	62,897	229,223

Less: Current	~~W~~	(21,590)	(33,229)	(61,873)	(116,692)
Non-current		—	111,507	1,024	112,531

	2024
(In millions of Korean won)	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	29,707	133,159	59,357	222,223
Increase (transfer)		(194)	3,287	3,888	6,981
Usage		(3,389)	(738)	(3,816)	(7,943)
Reversal		(3,102)	(491)	(394)	(3,987)

Ending balance	~~W~~	23,022	135,217	59,035	217,274

Less: Current	~~W~~	(22,990)	(23,869)	(58,995)	(105,854)
Non-current		32	111,348	40	111,420

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

14.	Net Defined Benefit Liabilities (Assets)

(1)	The amounts recognized in the statements of financial position as of June 30, 2025 and December 31, 2024, are determined as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	2,307,247	2,232,898
Fair value of plan assets		(2,114,986)	(2,153,792)

Liabilities	~~W~~	219,065	128,457

Assets	~~W~~	26,804	49,351

(2)	Changes in the defined benefit obligations for the six-month period ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	2,232,898	2,365,793
Current service cost		114,439	109,967
Interest expense		32,485	41,963
Benefit paid		(69,209)	(67,381)
Remeasurements:		7,496	2,990
Changes in scope of consolidation		(11,308)	(422)
Others		446	(141)

Ending	~~W~~	2,307,247	2,452,769

(3)	Changes in the fair value of plan assets for the six-month period ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	2,153,792	2,462,925
Interest income		33,581	45,631
Remeasurements on plan assets:		112	220
Employer contributions		6,133	5,609
Benefits paid		(65,555)	(70,052)
Changes in scope of consolidation		(11,636)	—
Others		(1,441)	27,781

Ending	~~W~~	2,114,986	2,472,114

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(4)	Amounts recognized in the consolidated statement of profit or loss for the six-month period ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	114,439	109,967
Net interest income		(1,096)	(3,668)
Transfer out		(6,943)	(7,556)

Total expenses	~~W~~	106,400	98,743

15.	Commitments and Contingencies

(1)	As of June 30, 2025, major commitments with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit	Used amount
Bank overdraft	Kookmin Bank and others	374,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	37,700	740
Economic Cooperation Business Insurance	Export-Import Bank of Korea	3,240	1,732
Collateralized loan backed by electronic accounts receivable-trade	Kookmin Bank and others	657,100	145,753
Plus electronic notes payable	Industrial Bank of Korea	50,000	2,899
Working capital loan	Korea Development Bank and others	1,509,490	280,890
	Shinhan Bank	USD 64,767	USD 64,767
	Woori Bank	EUR 6,900	EUR 6,900
Facility loans	Shinhan Bank and others	764,000	637,924
Derivatives transaction limit	Korea Development Bank and others	USD 2,620,000	USD 2,420,000
	Shinhan Bank and others	JPY 30,000,000	JPY 30,000,000

Total	KRW	3,395,530	1,069,938
	USD	2,684,767	2,484,767
	EUR	6,900	6,900
	JPY	30,000,000	30,000,000

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2)	As of June 30, 2025, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit

Hana Bank	Guarantee for payment in Korean currency	4,000
	Comprehensive credit line and others	2,900
	Comprehensive credit line and others	USD 10,300
Kookmin Bank	Guarantee for payment in foreign currency	USD 3,186
Shinhan Bank	Guarantee for payment in Korean currency	754
	Refund guarantee for advances received	USD 21,379
	Guarantee for payment in foreign currency	USD 76,562
	Corporate card issuance guarantee	VND 231,830
Woori Bank	Guarantee for payment in Korean currency	100
	Guarantee for payment in foreign currency	USD 7,000
	Performance guarantee and others	USD 282
	Guarantee for payment in foreign currency	EUR 6,900
Seoul Guarantee Insurance Company	Performance guarantee and others	424,760
ACE American Fire and Marine Insurance Company	Performance guarantee and others	USD 10,000
Korea Software Financial Cooperative	Performance guarantee and others	1,589,537
Korea Specialty Contractor Financial Cooperative	Performance guarantee and others	135
Korea Housing Finance Corporation	Performance guarantee and others	42,215
Information & Communication Financial Cooperative	Performance guarantee and others	836,332

Total	KRW	2,900,733
	USD	128,709
	EUR	6,900
	VND	231,830

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(3)

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., a subsidiary, to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As of June 30, 2025, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 428 million (as of December 31, 2024: ~~W~~ 433 million).

(4)

For the six-month period ended June 30, 2025, the Group entered into agreements with the Securitization Specialty Companies (2025: First 5G 79th to 81st Securitization Specialty Co., Ltd., 2024: First 5G 73rd to 78th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Group also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Group will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of June 30, 2025, the Group is a defendant in 165 lawsuits with a total claimed amount of ~~W~~ 155,918 million (as of December 31, 2024: ~~W~~ 141,941 million). As of June 30, 2025, litigation provisions of ~~W~~ 21,590 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of June 30, 2025 (Note 13).

(6)

Under the agreement of bond issuance and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restriction on provision of additional collateral and disposal of certain assets.

(7)	As of June 30, 2025, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)

As of June 30, 2025, the contract amount of properties and equipment, intangible assets and investment properties acquisition agreement made but not yet recognized amounts to ~~W~~ 306,054 million (as of December 31, 2024: ~~W~~ 350,949 million).

(9)	As of June 30, 2025, there are derivatives generated by the Group granting Drag-Along Right to financial investors participating in paid-in capital increase of K Bank Inc. (Note 6).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(10)

The Group entered into an agreement with financial investors of Epsilon Global Communications Pte regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise Tag-Along Right, Drag-Along Right, and the right to sell shares for the convertible preferred shares they hold (Note 6).

(11)

The Group has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of June 30, 2025, remaining amounts of USD 29,900 thousand and JPY 160,000 thousand will be invested through the Capital Call method in the future.

(12)

During the operating period, the Group has an obligation of ~~W~~ 470,160 million (100%) to provide financial support as an operating investor to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure.

(13)

The Group has an agreement related to a stock sale contract with HYUNDAI MOBIS Co., Ltd., and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract and the acquired stocks are to be disposed to a third party, HYUNDAI MOBIS Co., Ltd., and HYUND AI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(14)

The Group entered into an agreement with equity investor who participated in the equity acquisition contract of KT Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Group in the future. In relation to this contract, the Group and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price (Note 6).

(15)	The Group has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid certain proportion of the excess as per agreement.

(16)	As of June 30, 2025, the Group is in the process of exercising a put option on all of its shares in KT Rwanda Networks Ltd. under the shareholders’ agreement with the Rwandan government.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(17)	Details of properties and equipment and investment properties provided as collateral as of June 30, 2025 and December 31, 2024, are as follows:

(in millions of Korean won)	June 30, 2025
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	1,284,245	816,533	Borrowings	639,578	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank and others
Land and buildings		660,424	101,396	Deposits received	85,848	leaseholders

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	79,959	76,668	Borrowings	63,890	Industrial Bank of Korea/Shinhan Bank/Standard Chartered Bank
Land and buildings		541,351	68,019	Deposits received	58,062	leaseholder

(18)

The Group has established supplier finance agreements with certain suppliers, under which participating suppliers may receive early payment of invoices issued to the Group through the Group’s external finance provider. The Group pays the finance provider in accordance with the usual payment terms to settle the debt. As of June 30, 2025, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ~~W~~ 11,918 million (as of December 31, 2024: ~~W~~ 16,081 million). Of these, the carrying amount of the part that the suppliers have already received from the finance provider is ~~W~~ 1,763 million (as of December 31, 2024: ~~W~~ 9,746 million). There were no significant non-cash changes in the carrying amount of the trade and other payables included in the Group’s supplier finance agreement.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

16.	Leases

Information for leases when the Group acts as a lessee is as follows. Information on leases when the Group acts as a lessor is described in Note 9.

(1)	Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Right-of-use assets
Property and building	~~W~~	921,138	950,940
Machinery and communication line facilities		76,071	103,672
Others		146,253	158,158

Total	~~W~~	1,143,462	1,212,770

(In millions of Korean won)	June 30, 2025		December 31, 2024
Lease liabilities [1]
Current	~~W~~	354,838	349,264
Non-current		651,975	710,189

Total	~~W~~	1,006,813	1,059,453

[1]	Included in the line item other current liabilities and other non-current liabilities in the consolidated statements of financial position (Note 8).

For the six-month periods ended June 30, 2025 and 2024, right-of-use assets related to leases increased by ~~W~~ 155,504 million and ~~W~~ 171,613 million, respectively.

(2)	Amounts recognized in the consolidated statement of profit or loss

The consolidated statement of profit or loss relating to leases for the six-month period June 30, 2025, and 2024, are as follows:

(In millions of Korean won)	2025		2024
Depreciation of right-of-use assets
Property and building	~~W~~	158,005	149,095
Machinery and communication line facilities		12,652	12,875
Others		42,648	44,221

Total	~~W~~	213,305	206,191

Interest expense relating to lease liabilities	~~W~~	21,308	25,198
Expense relating to short-term leases		5,794	2,908
Expense relating to leases of low-value assets that are not short-term leases		13,333	6,826
Expense relating to variable lease payments not included in lease liabilities		6,705	7,188

The total cash outflow for leases for the six-month periods ended June 30, 2025 and 2024, is ~~W~~ 247,289 million and ~~W~~ 242,236 million, respectively.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

17.	Retained Earnings

Details of retained earnings as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		9,306,275	8,346,165

Total	~~W~~	14,739,886	13,779,776

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

18.	Other Components of Equity

(1)	The Group’s other components of equity, as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Treasury stock	~~W~~	(410,509)	(215,210)
Gain on disposal of treasury stock		2,826	2,862
Share-based compensation		3,072	7,106
Equity transactions within consolidated entities [1]		(432,234)	(432,318)

Total	~~W~~	(836,845)	(637,560)

[1]	Profit or loss incurred from transactions with non-controlling interest and investment difference incurred from change in proportion of subsidiaries are included.

(2)	As of June 30, 2025 and December 31, 2024, the details of treasury stock, are as follows:

	June 30, 2025		December 31, 2024
Number of shares (in shares)		10,045,243	6,188,739
Amount (in millions of Korean won)	~~W~~	410,509	215,210

Treasury stock held as of June 30, 2025, is expected to be utilized for stock compensation for the Group’s directors, employees, and for other purposes.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Group has recognized the following amounts as revenue for three-month and the six-month periods ended June 30, 2025 and 2024:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Revenue from contracts with customers	~~W~~	7,359,709	14,144,784	6,489,158	13,087,000
Revenue from other sources		67,628	127,670	57,241	113,973

Total	~~W~~	7,427,337	14,272,454	6,546,399	13,200,973

(2)	Operating revenues for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Services provided	~~W~~	5,817,691	11,518,086	5,776,645	11,499,295
Sales of goods		1,609,646	2,754,368	769,754	1,701,678

Total	~~W~~	7,427,337	14,272,454	6,546,399	13,200,973

Revenue from providing services is recognized over time and revenue from sales of goods is recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

(3)	The contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Contract assets [1]	~~W~~	1,021,454	977,514
Contract liabilities [1]		531,062	1,089,146
Deferred revenue [2]		97,780	87,209

[1]

The Group recognized contract assets of ~~W~~ 131,120 million and contract liabilities of ~~W~~ 164,206 million for long-term construction contracts as of June 30, 2025 (December 31, 2024: contract assets of ~~W~~ 176,708 million and contract liabilities of ~~W~~ 815,826 million). The Group recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grant is excluded.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Incremental costs of obtaining a contract	~~W~~	1,859,416	1,666,042
Costs to fulfil a contract		76,079	72,122

Total	~~W~~	1,935,495	1,738,164

As of June 30, 2025, the Group recognized ~~W~~ 872,759 million (six-month period ended June 30, 2024: ~~W~~ 857,847 million) of operating expenses related to contract cost assets.

(5)	For the three-month and six-month periods ended June 30, 2025 and 2024, revenue recognized from contract liabilities and deferred revenue carried-forward from prior year, is as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	54,710	118,625	47,225	115,785
Deferred revenue of joining/installment fees		11,818	24,303	10,835	22,704

Total	~~W~~	66,528	142,928	58,060	138,489

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

20.	Operating Expenses

(1)	Operating expenses for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Salaries and wages	~~W~~	1,119,356	2,241,191	1,213,152	2,314,075
Depreciation		715,724	1,431,552	700,943	1,404,779
Depreciation of right-of-use assets		108,808	213,305	103,285	206,191
Amortization of intangible assets		151,367	299,718	161,938	328,881
Commissions		395,929	790,557	332,380	685,388
Interconnection charges		100,132	197,497	102,165	212,091
International interconnection fees		30,566	61,506	26,425	63,285
Purchase of inventories		733,969	1,567,357	823,891	1,716,248
Changes of inventories		409,970	496,294	(64,906)	(51,782)
Sales promotion expense and sales commissions		596,675	1,165,361	554,351	1,120,721
Service costs		609,205	1,209,604	504,760	1,066,801
Utilities		126,735	263,518	130,059	264,430
Taxes and dues		63,061	127,502	64,437	129,728
Rent		33,944	73,067	39,043	76,181
Insurance premiums		14,296	31,446	13,504	31,641
Installation fees		37,925	83,764	42,220	80,051
Advertising expenses		37,337	69,587	40,754	72,809
Research and development expenses		39,019	100,432	43,144	94,178
Card service costs		699,844	1,372,489	771,019	1,512,921
Others		388,657	773,118	449,849	871,870

Total	~~W~~	6,412,519	12,568,865	6,052,413	12,200,487

(2)	Details of employee benefits for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Salaries & Wages	~~W~~	1,044,938	2,081,133	1,132,289	2,152,008
Post-employment benefits (defined benefits plan)		53,113	106,400	49,256	98,743
Post-employment benefits (defined contributions plan)		17,702	38,424	24,460	45,989
Share-based payment		2,893	5,233	929	3,848
Others		710	10,001	6,218	13,487

Total	~~W~~	1,119,356	2,241,191	1,213,152	2,314,075

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

21.	Other Income and Other Expenses

(1)	Other income for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Gain on disposal of property and equipment and investment properties	~~W~~	496	10,328	5,167	22,484
Gain on disposal of intangible assets		—	1,641	—	112
Gain on disposal of right-of-use assets		725	1,664	1,236	1,527
Compensation on impairment of property and equipment		(2,885)	14,681	35,515	65,600
Income from government subsidies		72	117	4,856	14,207
Gain on disposal of investments in associates		903	8,384	1,106	1,106
Gain on disposal of subsidiaries		—	10,156	52,688	52,688
Others		9,973	27,675	6,891	22,573

Total	~~W~~	9,284	74,646	107,459	180,297

(2)	Other expenses for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Loss on disposal of property and equipment and investment properties	~~W~~	11,454	26,002	20,701	36,345
Loss on disposal of intangible assets		3,437	5,305	1,744	7,839
Loss on disposal of right-of-use assets		727	1,634	981	1,275
Loss on disposal of investments in associates		—	—	12	12
Loss on disposal of subsidiaries		6,161	6,564	3,154	3,154
Donations		1,987	5,718	573	4,326
Other allowance for bad debts		3,623	8,075	11,214	21,119
Others		8,712	20,613	9,648	44,329

Total	~~W~~	36,101	73,911	48,027	118,399

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

22.	Finance Income and Costs

(1)	Details of finance income for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Interest income	~~W~~	66,615	132,881	78,728	156,475
Gain on foreign currency transactions		6,802	11,696	5,111	7,908
Gain on foreign currency translation		257,564	268,604	16,472	20,915
Gain on derivatives transactions		78	154	3,209	3,209
Gain on valuation of derivatives		3,169	19,664	100,289	229,833
Divided income		12,701	41,504	11,166	42,212
Others		1,207	1,727	3,381	8,080

Total	~~W~~	348,136	476,230	218,356	468,632

(2)	Details of finance costs for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Interest expenses	~~W~~	95,760	188,843	91,039	194,863
Loss on foreign currency transactions		6,037	8,539	3,792	6,038
Loss on foreign currency translation		13,704	26,151	96,714	226,252
Loss on derivatives transactions		—	4,742	—	—
Loss on valuation of derivatives		247,742	256,303	261	354
Loss on disposal of trade receivables		2,452	3,467	3,227	3,589
Loss on valuation of financial instruments		9,515	9,653	15,633	16,393
Others		1,737	3,608	1,366	5,035

Total	~~W~~	376,947	501,306	212,032	452,524

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2025, is 22.9%.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

24.	Earnings per Share

Basic earnings per share for the three-month and six-month periods ended June 30, 2025 and 2024, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Group as treasury stock.

	2025			2024
	Three-month		Six-month	Three-month	Six-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	687,667	1,227,236	392,764	768,038
Weighted average number of ordinary shares outstanding (In number of shares)		243,812,057	244,777,361	245,756,858	245,993,685

Basic earnings per share (In Korean won)	~~W~~	2,820	5,014	1,598	3,122

(2)	Diluted Earnings per Share

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds, convertible preferred stock and other share-based payments:

	2025			2024
	Three-month		Six-month	Three-month	Six-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	687,667	1,227,236	392,764	768,038
Adjusted net income attributable to ordinary shares (In millions of Korean won)		(309)	(566)	(142)	(241)
Diluted profit attributable to ordinary shares (In millions of Korean won)	~~W~~	687,358	1,226,670	392,622	767,797
Number of dilutive potential ordinary shares outstanding (In number of shares) [1]		26,121	65,166	25,111	66,620
Weighted average number of ordinary shares used for calculating diluted earnings per share (In number of shares)		243,838,178	244,842,527	245,781,969	246,060,305

Diluted earnings per share (In Korean won)	~~W~~	2,819	5,010	1,597	3,120

[1]	The dilutive potential common shares consist of share-based compensation.

Diluted earnings per share is calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
1. Profit for the period	~~W~~	1,300,081	803,544
2. Adjustments for:
Income tax expense		386,678	282,153
Interest income [1]		(189,858)	(209,382)
Interest expense [1]		224,045	222,652
Dividend income [2]		(42,894)	(43,637)
Depreciation		1,456,806	1,425,967
Amortization of intangible assets		303,639	335,071
Depreciation of right-of-use assets		213,305	206,191
Provisions for post-employment benefits (defined benefits)		113,343	106,299
Allowance for bad debts		55,726	104,814
Share of net profit or loss of associates and joint ventures		(7,310)	(7,290)
Gain on disposal of associates and joint ventures		(11,976)	(50,628)
Loss on disposal of property, equipment and investment properties		15,674	13,861
Gain on disposal of right-of-use assets		(30)	(252)
Loss on disposal of intangible assets		3,664	7,727
Impairment loss on intangible assets		822	857
Loss (gain) on foreign currency translation		(242,288)	205,180
Loss (gain) on valuation of derivatives		240,209	(232,719)
Loss on disposal of financial assets at amortized cost		18	1
Loss (gain) on disposal of financial assets at fair value through profit or loss		3,392	(3,440)
Loss on valuation of financial assets at fair value through profit or loss [3]		8,545	8,672
Others		(42,807)	66,719
3. Changes in operating assets and liabilities
Increase in trade receivables		(151,788)	(108,465)
Decrease (increase) in other receivables		(523,632)	84,990
Increase in other current assets		(332,086)	(49,235)
Increase in other non-current assets		(104,486)	(19,669)
Decrease (Increase) in inventories		624,842	(41,734)
Increase in trade payables		83,474	79,917
Increase in other payables		56,735	38,331
Increase (decrease) in other current liabilities		(616,402)	260,749
Decrease in other non-current liabilities		(1,729)	(11,142)
Increase (Decrease) in provisions		1,223	(2,640)
Increase (Decrease) in deferred revenue		887	(882)
Decrease in plan assets		232,174	158,417
Payment of post-employment benefits (defined benefit)		(264,853)	(202,374)

4. Cash generated from operations (1+2+3)	~~W~~	2,793,143	3,428,623

[1]

Subsidiaries such as BC Card Co., Ltd. recognize interest income and expense as operating revenue and expense, respectively. Interest income of ~~W~~ 56,977 million (for the six-month period ended June 30, 2024: ~~W~~ 52,907 million) recognized as operating revenue and interest expense of ~~W~~ 35,202 million (for the six-month period ended June 30, 2024: ~~W~~ 27,789 million) recognized as operating expense, for the six-month period ended June 30, 2025, are included in the adjustment.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue. Dividend income of ~~W~~ 1,384 million recognized as operating revenue for the six-month period ended June 30, 2025 (for the six-month period ended June 30, 2024: ~~W~~ 1,425 million) is included in the adjustment.

[3]

Subsidiaries such as KT Investment Co., Ltd. recognized gain and loss on valuation of financial assets at fair value through profit or loss as operating revenue and expense, respectively. Net loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 330 million (for the six-month period ended June 30, 2024: net loss on valuation of financial assets at fair value through profit or loss of ~~W~~ 1,141 million) that is recognized as operating revenue and expense, for the six-month period ended June 30, 2025, is included in the adjustment.

(2)	Significant transactions not affecting cash flows for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Reclassification of current portion of borrowings	~~W~~	743,561	1,827,739
Reclassification of construction-in-progress to property and equipment		706,874	979,155
Change of other payables relating to acquisition of property and equipment		(370,189)	66,921
Change of other payables relating to acquisition of intangible assets		(275,382)	(285,805)
Reclassification of other payables from net defined benefit liabilities		(23,766)	(14,648)
Increase in financial assets due to stock exchange		—	52,841

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities arising from financing activities, liabilities related to cashflow to be classified as future financing activities, for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,520,691	484,284	22,990	(265,798)	—	(11,981)	10,750,186
Lease liabilities		1,059,453	(202,157)	202,512	—	—	(52,995)	1,006,813
Derivative liabilities		3	405	—	—	8,896	—	9,304
Derivative assets		(445,471)	(3,724)	—	—	219,043	3,993	(226,159)

Total	~~W~~	11,134,676	278,808	225,502	(265,798)	227,939	(60,983)	11,540,144

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	10,218,165	(281,451)	—	213,500	—	371	10,150,585
Lease liabilities		1,179,909	(200,555)	180,971	—	264	(22,164)	1,138,425
Derivative liabilities		24,547	—	—	193	(639)	(22,417)	1,684
Derivative assets		(159,211)	1,118	—	(196,606)	7,437	22,417	(324,845)

Total	~~W~~	11,263,410	(480,888)	180,971	17,087	7,062	(21,793)	10,965,849

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

27.	Segment Information

(1)	The management of the Group determines the operating segments based on the reported information when establishing the business strategy.

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others
Finance	Credit card business
Satellite TV	Satellite TV business
Real estate	Residential building development and supply
Others	IT, facility security, global business, and others

(2)	Details of each segment for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025
	Operating revenues			Operating profit		Depreciation and amortization [1]
	Three-month		Six-month	Three-month	Six-month	Three-month	Six-month
ICT	~~W~~	4,772,823	9,454,830	468,735	868,849	812,995	1,623,479
Finance		838,080	1,663,572	42,168	95,685	6,960	14,850
Satellite TV		170,422	340,019	14,467	27,619	10,927	22,305
Real estate		157,292	290,530	25,682	41,781	17,354	34,148
Others		2,981,133	5,333,555	448,719	625,715	157,093	311,580

Subtotal		8,919,750	17,082,506	999,771	1,659,649	1,005,329	2,006,362
Elimination		(1,492,413)	(2,810,052)	15,047	43,940	(29,430)	(61,787)

Consolidated amount	~~W~~	7,427,337	14,272,454	1,014,818	1,703,589	975,899	1,944,575

[1]	Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)
	2024
	Operating revenues			Operating profit		Depreciation and amortization [1]
	Three-month		Six-month	Three-month	Six-month	Three-month	Six-month
ICT	~~W~~	4,548,296	9,243,124	358,858	752,631	803,949	1,609,251
Finance		907,046	1,780,963	42,225	74,923	8,445	16,939
Satellite TV		176,206	354,090	12,723	25,685	12,238	24,609
Real estate		153,478	286,637	23,410	39,550	17,159	35,339
Others		2,019,313	4,016,985	73,848	132,072	153,417	304,714

Subtotal		7,804,339	15,681,799	511,064	1,024,861	995,208	1,990,852
Elimination		(1,257,940)	(2,480,826)	(17,078)	(24,375)	(29,042)	(51,001)

Consolidated amount	~~W~~	6,546,399	13,200,973	493,986	1,000,486	966,166	1,939,851

[1]	Sum of the depreciation and amortization of property and equipment, intangible assets, investment properties and right-of-use assets.

(3)	Operating revenues for the six-month periods ended June 30, 2025 and 2024, and non-current assets as of June 30, 2025 and December 31, 2024, by geographical regions, are as follows:

(In millions of Korean won)	2025
	Operating revenues			Non-current assets[1]
Location	Three-month		Six-month	June 30, 2025
Domestic	~~W~~	7,384,643	14,184,419	19,845,481
Overseas		42,694	88,035	140,465

Total	~~W~~	7,427,337	14,272,454	19,985,946

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

(In millions of Korean won)	2024
	Operating revenues			Non-current assets[1]
Location	Three months		Six months	December 31, 2024
Domestic	~~W~~	6,500,587	13,113,006	20,021,125
Overseas		45,812	87,967	179,815

Total	~~W~~	6,546,399	13,200,973	20,200,940

[1]	Sum of property and equipment, intangible assets, investment properties and right-of-use assets.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

28.	Related Party Transactions

(1)	The list of related party of the Group as of June 30, 2025, is as follows:

Relationship	Name of Entity
Associates and joint ventures	49 entities such as K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation, and KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts

Others [1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., KORAMKO No. 143 General Private Real Estate Investment Company and others

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109.

(2)	Significant balances of receivables and payables in relations to transactions with related parties as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)		June 30, 2025
		Receivables			Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	814	95,964	—	822	—
	Little Big Pictures		235	1,396	—	19	—
	K-Realty 11th Real Estate Investment Trust Company		110	1,283	—	—	2,584
	K-Realty No.3 Real Estate General Private Placement Investment		3,930	—	—	—	—
	Others		3,555	2,837	182	1,252	—

Others	Others		584	176	2	—	—

	Total	~~W~~	9,228	101,656	184	2,093	2,584

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)		December 31, 2024
		Receivables			Payables
Relationship	Name of Entity	Trade receivables		Other receivables	Trade payables	Other payables	Lease liabilities
Associates and joint ventures	K Bank, Inc.	~~W~~	778	147,868	—	83	—
	Little Big Pictures		235	1,396	—	2	—
	K-Realty 11th Real Estate Investment Trust Company		113	1,283	—	—	4,588
	K-Realty No.3 Real Estate General Private Placement Investment		7,911	—	—	—	—
	Others		2,439	1,628	1,302	1,326	—
Others	Others		138	240	1	—	—

	Total	~~W~~	11,614	152,415	1,303	1,411	4,588

(3)	Significant transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)		2025
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	16,125	—	12,925	—	—
	HD Hyundai Robotics Co., Ltd.		38	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		18	100	914	—	—
	K-Realty No.3 Real Estate General Private Placement Investment Company		24,980	169	19	—	—
	Others [2]		12,430	353	16,694	10,554	—
Others	Others		1	406	85	—	—

	Total	~~W~~	53,592	1,028	30,637	10,554	—

[1]	The amount of acquisition of property, equipment and others is included.
[2]	Transactions with Trustay Co., Limited. before they were classified as non-affiliated companies are included.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)		2024
		Sales			Purchases		Acquisition of right-of-use assets
Relationship	Name of Entity	Operating revenue		Other income	Operating expenses	Others[1]
Associates and joint ventures	K Bank, Inc.	~~W~~	16,574	—	9,453	—	—
	HD Hyundai Robotics Co., Ltd.		38	—	—	—	—
	K-Realty 11th Real Estate Investment Trust Company		18	100	1,385	—	19
	K-Realty No.3 Real Estate General Private Placement Investment Company		5,241	164	—	—	—
	Others		12,280	302	17,772	—	—
Others	Rebellions Co., Ltd.		17	—	—	430	—

	Total	~~W~~	34,168	566	28,610	430	19

[1]	The amount of acquisition of property, equipment and others is included.

(In millions of Korean won)		2025			2024
Relationship	Name of Entity	Finance income	Finance costs	Dividend Income	Finance income	Finance costs	Dividend income
Associates and joint ventures	K Bank, Inc.	~~W~~ 891	—	—	4,403	—	—
	K-Realty 11th Real Estate Investment Trust Company	—	42	200	—	102	202
	Others	—	—	5,444	—	—	4,495

	Total	~~W~~ 891	42	5,644	4,403	102	4,697

(4)	Key management compensation for the six-month periods ended June 30, 2025 and 2024, consists of:

(In millions of Korean won)	2025		2024
Sort-term benefits	~~W~~	1,089	824
Post-employment benefits		140	97
Share-based compensation		367	332

Total	~~W~~	1,596	1,253

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(5)	Fund transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Borrowing transactions[1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund	~~W~~	—	—	6,000
K-Realty 11th Real Estate Investment Trust Company		—	914	—
K Bank, Inc.		—	—	100,000
Others		—	—	717

Total	~~W~~	—	914	106,717

[1]	Borrowing transactions include lease transactions.

(In millions of Korean won)	2024
	Borrowing transactions[1]			Equity contributions in cash
	Borrowings		Repayments
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund	~~W~~	—	—	6,000
K-Realty 11th Real Estate Investment Trust Company		—	508	—
TeamFresh Corp. [2]		—	—	52,841
Others		—	—	19,835
Others
Rebellions Co., Ltd.		—	—	9,999

Total	~~W~~	—	508	88,675

[1]	Borrowing transactions include lease transactions.
[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held.

(6)

The Group has an obligation according to invest agreements with related parties such as KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts. As of June 30, 2025 the Group has a plan to make an additional investment of ~~W~~ 92,034 million.

(7)	As of June 30, 2025, the limit of the credit card contract provided by the Group to K Bank, Inc. and others is ~~W~~ 1,424 million (December 31, 2024: ~~W~~ 1,447 million).

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

29.	Fair Value

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,794,410	[1]	3,716,680	[1]
Trade and other receivables
Financial assets at amortized cost [2]		7,944,883	[1]	7,380,901	[1]
Financial assets at fair value through other comprehensive income		114,094	114,094	114,774	114,774
Other financial assets
Financial assets at amortized cost		948,201	[1]	962,653	[1]
Financial assets at fair value through profit or loss		990,017	990,017	1,029,926	1,029,926
Financial assets at fair value through other comprehensive income		1,965,219	1,965,219	1,665,368	1,665,368
Derivative financial assets for hedging		226,159	226,159	445,471	445,471

Total	~~W~~	15,982,983		15,315,773

Financial liabilities
Trade and other payables	~~W~~	6,949,073	[1]	7,214,174	[1]
Borrowings		10,750,186	10,738,083	10,520,690	10,423,619
Other financial liabilities
Financial liabilities at amortized cost		956,083	[1]	942,135	[1]
Financial liabilities at fair value through profit or loss		117,822	117,822	132,011	132,011
Derivative financial liabilities for hedging		9,304	9,304	3	3

Total	~~W~~	18,782,468		18,809,013

[1]	Since the carrying amount represents a reasonable approximation of fair value, it has been excluded from the fair value disclosures.
[2]	Lease receivables are excluded from fair value disclosure in accordance with Korean IFRS 1107.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured disclosed at fair value or its fair value is disclosed as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,094	—	114,094
Other financial assets
Financial assets at fair value through profit or loss		4,767	202,836	782,414	990,017
Financial assets at fair value through other comprehensive income		1,518,262	6,510	440,447	1,965,219
Derivative financial assets for hedging		—	226,159	—	226,159

Total	~~W~~	1,523,029	549,599	1,222,861	3,295,489

Liabilities
Borrowings	~~W~~	—	10,738,083	—	10,738,083
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	3,446	114,376	117,822
Derivative financial liabilities for hedging		—	9,304	—	9,304

Total	~~W~~	—	10,750,833	114,376	10,865,209

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,774	—	114,774
Other financial assets
Financial assets at fair value through profit or loss		5,620	181,694	842,612	1,029,926
Financial assets at fair value through other comprehensive income		1,317,120	5,418	342,830	1,665,368
Derivative financial assets for hedging		—	445,471	—	445,471

Total	~~W~~	1,322,740	747,357	1,185,442	3,255,539

Liabilities
Borrowings	~~W~~	—	10,423,619	—	10,423,619
Other financial liabilities
Financial liabilities at fair value through profit or loss		—	—	132,011	132,011
Derivative financial liabilities for hedging		—	3	—	3

Total	~~W~~	—	10,423,622	132,011	10,555,633

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements are as follows for the six-month periods ended June 30, 2025 and 2024:

(In millions of Korean won)	2025
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	842,612	342,830	132,011
Acquisition		20,673	100,000	—
Transfer		(3,245)	(108)	—
Disposal		(44,461)	(1,157)	(381)
Amount recognized in profit or loss		(33,165)	49	(17,254)
Amount recognized in other comprehensive income		—	(1,167)	—

Ending balance	~~W~~	782,414	440,447	114,376

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	768,832	444,026	134,561
Acquisition		38,519	1,011	—
Transfer		50,995	(207)	5,772
Disposal		(9,388)	—	—
Amount recognized in profit or loss		10,811	—	(27,004)
Amount recognized in other comprehensive income		—	302	—

Ending balance	~~W~~	859,769	445,132	113,329

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(4)	Valuation Technique

Valuation techniques used in the recurring, non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,094	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		985,250	2,3	DCF Model, Adjusted Net Asset Model, Market Approach Model, T-F Model
Financial assets at fair value through other comprehensive income		446,957	2,3	DCF Model, Hull-White model, LSMC model
Derivative financial assets for hedging		226,159	2	DCF Model
Liabilities
Borrowings		10,738,083	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		117,822	2,3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		9,304	2	DCF Model

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Fair value		Level	Major valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,774	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		1,024,306	2,3	DCF Model, Adjusted Net Asset Model, Market Approach Model T-F Model
Financial assets at fair value through other comprehensive income		348,248	2,3	DCF Model, Market Approach Model
Derivative financial assets for hedging		445,471	2	DCF Model
Liabilities
Borrowings		10,423,619	2	DCF Model
Other financial liabilities
Financial liabilities at fair value through profit or loss		132,011	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		3	2	DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss the valuation processes and results with the CFO in line with the Group’s closing dates.

KT Corporation and Its Subsidiaries

Notes to the Consolidated Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

30.	Events After the Reporting Period

(1)	The Group issued a debenture since the end of the reporting period, and the details are as follows.

(In thousands of foreign currencies)
Type	Issue date	Foreign currency	Annual interest rates	Maturity
2025 Global	July 03, 2025	USD 500,000	4.375%	Jan 03, 2029

(2)	The Group decided on a quarterly dividend at the Board of Directors dated July 15, 2025, and the details are as follows.

Type	Details
Dividend per share	~~W~~600 (Total dividend: ~~W~~ 144,658 million)
Dividend yield	1.1%
Dividend report date	July 30, 2025
Dividend pay date	Aug 14, 2025

KT Corporation

Separate Interim Financial Statements

June 30, 2025 and 2024, and December 31, 2024

ATTACHMENT: INDEPENDENT AUDITOR’S REVIEW REPORT

KT Corporation

KT Corporation

Index

June 30, 2025 and 2024, and December 31, 2024

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Review Report

[English Translation of Independent Auditor’s Review Report Originally Issued in Korean on August 14, 2025]

To the Shareholders and the Board of Directors of KT Corporation.

Reviewed Separate Interim Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). The separate interim financial statements consist of the separate interim statement of financial position as of June 30, 2025, and the related separate interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2025 and 2024, and changes in equity and cash flows for the six-month periods ended June 30, 2025 and 2024, all expressed in Korean won, and a summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Separate Interim Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of separate interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing (“KSA”) and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/kr/about to learn more about our global network of member firms.

Deloitte Touche Tohmatsu Limited is a private company limited by guarantee incorporated in England & Wales under company number 07271800, and its registered office is Hill House, 1 Little New Street, London, EC4a, 3TR, United Kingdom.

1

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements referred to above are not presented fairly, in all material respects, the financial position as of June 30, 2025, and its financial performance and its cash flows for the six-month period ended June 30, 2025 in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2024, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, in accordance with KSA. We expressed an unqualified opinion on those financial statements in our audit report dated March 13, 2025. The accompanying separate statement of financial position as of December 31, 2024, presented for comparative purposes, is not different from the audited separate statement of financial position above in all material respects.

Seoul, Korea

August 14, 2025

Notice to Readers

This review report is effective as of August 14, 2025, the auditor’s review report date. Certain subsequent events or circumstances may have occurred between the auditor’s review report date and the time the auditor’s review report is read. Such events or circumstances could significantly affect the financial statements and may result in modifications to the auditor’s review report.

2

KT Corporation

Separate Interim Statements of Financial Position

As of June 30, 2025 and December 31, 2024

(In millions of Korean won)	Notes	June 30, 2025		December 31, 2024
Assets

Current assets
Cash and cash equivalents	4,28	~~W~~	1,419,921	~~W~~	1,540,570
Trade and other receivables, net	4,5,28		2,958,072		2,904,846
Other financial assets	4,6,28		169,858		262,547
Inventories, net	7		166,744		224,678
Other current assets	8		2,307,604		1,959,960

Total current assets			7,022,199		6,892,601

Non-current assets
Trade and other receivables, net	4,5,28		278,911		309,106
Other financial assets	4,6,28		2,222,550		2,175,177
Property and equipment, net	9		10,913,653		11,477,680
Right-of-use assets	16		852,740		896,299
Investment properties, net	9		1,139,211		1,114,379
Intangible assets, net	9		994,357		1,104,680
Investments in subsidiaries, associates and joint ventures	10		4,809,538		4,831,186
Other non-current assets	8		775,574		727,772

Total non-current assets			21,986,534		22,636,279

Total assets		~~W~~	29,008,733	~~W~~	29,528,880

3

KT Corporation

Separate Interim Statements of Financial Position

As of June 30, 2025 and December 31, 2024

(In millions of Korean won)	Notes	June 30, 2025		December 31, 2024
Liabilities

Current liabilities
Trade and other payables	4,11,28	~~W~~	4,192,662	~~W~~	4,326,079
Borrowings	4,12,28		1,895,367		2,434,204
Current tax liabilities			146,344		32,057
Provisions	13,15		92,053		90,413
Deferred income	19		50,026		52,257
Other current liabilities	4,8,16		698,325		698,209

Total current liabilities			7,074,777		7,633,219

Non-current liabilities
Trade and other payables	4,11,28		217,528		479,416
Borrowings	4,12,28		5,184,406		5,437,715
Other financial liabilities	4,6,28		7,962		28
Net defined benefit liability	14		109,687		51,082
Provisions	13		97,946		96,059
Deferred income	19		195,565		136,382
Deferred tax liabilities			785,804		728,863
Other non-current liabilities	4,8,16		491,965		545,976

Total non-current liabilities			7,090,863		7,475,521

Total liabilities			14,165,640		15,108,740

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		12,156,410		11,717,929
Accumulated other comprehensive income			270,319		86,478
Other components of equity	18		(588,393)		(389,024)

Total equity			14,843,093		14,420,140

Total liabilities and equity		~~W~~	29,008,733	~~W~~	29,528,880

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

4

KT Corporation

Separate Interim Statements of Profit or Loss

For the three-month and six-month periods ended June 30, 2025 and 2024

		Three-Month and Six-Month Periods Ended June 30
(In millions of Korean won, except per share amounts)	Notes	2025				2024
		Three-month		Six-month		Three-month		Six-month
Operating revenue	19	~~W~~	4,772,823	~~W~~	9,454,830	~~W~~	4,548,296	~~W~~	9,243,124

Operating expenses	20		4,304,088		8,585,981		4,189,438		8,490,493

Operating profit			468,735		868,849		358,858		752,631
Other income	21		13,595		78,189		86,257		186,124
Other expenses	21		22,965		50,554		37,920		86,191
Finance income	22		309,958		397,851		173,696		382,801
Finance costs	22		346,892		423,583		171,777		360,102

Profit before income tax			422,431		870,752		409,114		875,263
Income tax expense	23		64,365		147,309		94,614		206,732

Profit for the period		~~W~~	358,066	~~W~~	723,443	~~W~~	314,500	~~W~~	668,531

Earnings per share
Basic earnings per share	24	~~W~~	1,469	~~W~~	2,956	~~W~~	1,280	~~W~~	2,718
Diluted earnings per share	24		1,468		2,955		1,280		2,717

The above separate interim statements of profit or loss should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

For the three-month and six-month periods ended June 30, 2025 and 2024

		Three-Month and Six-Month Periods Ended June 30
(In millions of Korean won)	Notes	2025				2024
		Three-month		Six-month		Three-month		Six-month
Profit for the period		~~W~~	358,066	~~W~~	723,443	~~W~~	314,500	~~W~~	668,531

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liability	14		(791)		3,819		(582)		1,571
Valuation gains on equity instruments at fair value through other comprehensive income			153,432		148,000		115,272		227,409
Items that are or may be subsequently reclassified to profit or loss:
Valuation gains (losses) on cash flow hedges	6		(181,012)		(167,131)		57,638		137,472
Other comprehensive income from cash flow hedges reclassified to profit or loss			182,738		184,068		(62,295)		(146,591)

Other comprehensive income (loss) for the period, net of tax			154,367		168,756		110,033		219,861

Total comprehensive income for the period		~~W~~	512,433	~~W~~	892,199	~~W~~	424,533	~~W~~	888,392

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

For the six-month periods ended June 30, 2025 and 2024

(In millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total equity

Balance as of January 1, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,544,425	~~W~~	64,229	~~W~~	(569,872)	~~W~~	15,043,539
Comprehensive income
Profit for the period			—		—		668,531		—		—		668,531
Valuation gains on financial assets at fair value through other comprehensive income	6		—		—		1,419		225,990		—		227,409
Remeasurements of net defined benefit liabilities	14		—		—		1,571		—		—		1,571
Valuation losses on cash flow hedges	6		—		—		—		(9,119)		—		(9,119)

Total comprehensive income for the period			—		—		671,521		216,871		—		888,392

Transactions with owners
Dividends paid			—		—		(482,970)		—		—		(482,970)
Interim Dividends paid			—		—		(122,859)		—		—		(122,859)
Acquisition of treasury stock			—		—		—		—		(27,100)		(27,100)
Disposal of treasury stock			—		—		—		—		3,760		3,760
Retirement of treasury stock			—		—		(205,956)		—		205,956		—
Others			—		—		—		—		(4,656)		(4,656)

Subtotal			—		—		(811,785)		—		177,960		(633,825)

Balance as of June 30, 2024		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,404,161	~~W~~	281,100	~~W~~	(391,912)	~~W~~	15,298,106

Balance as of January 1, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,717,929	~~W~~	86,478	~~W~~	(389,024)	~~W~~	14,420,140
Comprehensive income
Profit for the period			—		—		723,443		—		—		723,443
Valuation gains (losses) on financial assets at fair value through other comprehensive income	6		—		—		(18,904)		166,904		—		148,000
Remeasurements of net defined benefit liabilities	14		—		—		3,819		—		—		3,819
Valuation gains on cash flow hedges	6		—		—		—		16,937		—		16,937

Total comprehensive income for the period			—		—		708,358		183,841		—		892,199

Transactions with owners
Dividends paid			—		—		(122,836)		—		—		(122,836)
Interim Dividends paid			—		—		(146,984)		—		—		(146,984)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(57)		—		57		—
Acquisition of treasury stock			—		—		—		—		(199,374)		(199,374)
Disposal of treasury stock			—		—		—		—		4,075		4,075
Others			—		—		—		—		(4,127)		(4,127)

Subtotal			—		—		(269,877)		—		(199,369)		(469,246)

Balance as of June 30, 2025		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,156,410	~~W~~	270,319	~~W~~	(588,393)	~~W~~	14,843,093

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

For the six-month periods ended June 30, 2025 and 2024

		Six-Month Periods Ended June 30
(In millions of Korean won)	Notes	2025		2024
Cash flows from operating activities
Cash generated from operations	25	~~W~~	2,413,718	~~W~~	2,641,158
Interest paid			(124,883)		(138,434)
Interest received			83,015		101,584
Dividends received			64,579		78,794
Income tax paid			(27,769)		(130,035)

Net cash inflow from operating activities			2,408,660		2,553,067

Cash flows from investing activities
Collection of loans			17,621		18,964
Disposals of financial assets at amortized cost			—		297,569
Disposals of financial assets at fair value through profit or loss			5,493		7,445
Disposals of financial assets at fair value through other comprehensive			2,297		7,851
Disposals of investments in subsidiaries, associates and joint ventures			34,176		14,899
Disposals of property and equipment			29,591		24,424
Disposals of intangible assets			3,002		2,116
Disposals of right-of-use assets			398		100
Loans granted			(8,299)		(12,319)
Acquisitions of current financial assets at amortized cost			(626)		—
Acquisitions of financial assets at fair value through profit or loss			(5,411)		(10,615)
Acquisitions of investments in subsidiaries, associates and joint ventures			(5,803)		(73,270)
Acquisitions of property and equipment			(1,145,596)		(968,580)
Acquisitions of intangible assets			(280,896)		(276,775)
Acquisitions of right-of-use assets			(53)		(444)

Net cash outflow from investing activities			(1,354,106)		(968,635)

Cash flows from financing activities
Proceeds from borrowings and debentures			1,090,657		698,700
Dividends paid			(269,820)		(605,829)
Repayments of borrowings and debentures			(1,630,247)		(1,000,247)
Settlement of derivative contracts (outflow)			(3,724)		—
Acquisition of treasury stock			(199,374)		(27,100)
Decrease in lease liabilities			(162,441)		(169,455)

Net cash outflow from financing activities	26		(1,174,949)		(1,103,931)

Effect of exchange rate change on cash and cash equivalents			(254)		10

Net increase (decrease) in cash and cash equivalents			(120,649)		480,511
Cash and cash equivalents
Beginning of the period			1,540,570		1,242,005

End of the period		~~W~~	1,419,921	~~W~~	1,722,516

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telecommunication services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeonga-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represent new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, additional ADS, representing 55,502,161 government-owned shares, were issued on the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As of June 30, 2025, the Korean government does not own any shares in the Company.

9

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

2.	Material Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS” or “K-IFRS”). The accompanying separate interim financial statements have been condensed, restructured, and translated into English from the Korean language financial statements.

The separate interim financial statements of the Company for the six-month period ended June 30, 2025, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting and are separate financial statements in accordance with K-IFRS 1027. In order to understand the interim financial statements, the annual financial statements as of December 31, 2024 prepared in accordance with K-IFRS should be used together.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2025.

- K-IFRS 1021 The Effects of Changes in Foreign Exchange Rates and K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards (Amendment) - Lack of Exchangeability

The amendments specify how to assess whether a currency is exchangeable, and how to determine the exchange rate when it is not.

The amendments state that a currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

When a currency is not exchangeable into another currency, the spot exchange rate is estimated as of the measurement date, either by using an observable exchange rate without adjustment or by applying an alternative estimation technique.

10

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2)	New and revised standards and interpretations in issue but not yet effective or adopted by the Company

At the date of authorization of these financial statements, the Company has not applied the following new and amended K-IFRS standards that have been issued but are not yet effective:

- K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures – Classification and measurement requirements of financial instruments

The amendments clarify the conditions related to the discharge of financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted.

- K-IFRS 1109 Financial Instruments – Derecognition of lease liabilities and Transaction price

The amendments clarify that when a lessee has determined that a lease liability has been extinguished in accordance with K-IFRS 1109, the lessee is required to recognize any resulting gain or loss in profit or loss. Additionally, the amendments have replaced ‘their transaction price (as defined in K-IFRS 1115)’ in K-IFRS 1109:5.1.3 with ‘the amount determined by applying K-IFRS 1115’ to remove an inconsistency between K-IFRS 1109 and the requirements in K-IFRS 1115.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1110 Consolidated Financial Statements – Determination of ‘de facto agent’

The amendments have amended K-IFRS 10: B74 to use less conclusive language and to clarify that the relationship described in K-IFRS 10: B74 is just one example of a circumstance in which judgement is required to determine whether a party is acting as a de facto agent.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1101 First-time adoption of Korean International Financial Reporting Standards – Hedging accounting by a first-time adopter

The amendments have improved the consistency of the wording of K-IFRS 1101: B6 with the requirements for hedge accounting in K-IFRS 1109 and added cross-references to K-IFRS 1109:6.4.1 to improve the understandability of K-IFRS 1101.

11

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1107 Financial Instruments: Disclosures – Gain or loss on derecognition

The amendments have updated the obsolete cross-reference in K-IFRS 1107: B38 and aligned the wording of this paragraph with the terms used in K-IFRS.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

- K-IFRS 1007 Statement of Cash Flows: Cost method

The amendments have replaced the term ‘cost method’ with ‘at cost’ in K-IFRS 1007:37.

The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted.

The Company is reviewing the impact of the above-listed amendments on the financial statements.

2.3	Accounting Policies

The material accounting policies and methods of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2024, except for the changes resulting from the application of amendments and enactments of standards described in Note 2.2 (1) and as detailed below.

2.3.1	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. Management also needs to exercise judgement in applying the Company’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including reasonable expectations of future events under the given circumstances. As the resulting accounting estimates will, by definition, rarely equal the actual results, they involve a significant risk of resulting in material adjustments.

12

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

4.	Financial Instruments by Category

Financial instruments by category as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,419,921	—	—	—	1,419,921
Trade and other receivables		3,122,889	—	114,094	—	3,236,983
Other financial assets		81,301	428,703	1,657,236	225,168	2,392,408

(In millions of Korean won)	June 30, 2025
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	4,125,012	—	—	—	4,125,012
Borrowings		7,079,773	—	—	—	7,079,773
Other financial liabilities		—	28	7,934	—	7,962
Lease liabilities		—	—	—	716,492	716,492

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

(In millions of Korean won)	December 31, 2024
Financial assets	Financial assets at amortized cost		Financial assets at FVTPL	Financial assets at FVOCI	Derivatives used for hedging	Total
Cash and cash equivalents	~~W~~	1,540,570	—	—	—	1,540,570
Trade and other receivables		3,099,178	—	114,774	—	3,213,952
Other financial assets		80,465	456,224	1,458,891	442,144	2,437,724

(In millions of Korean won)	December 31, 2024
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at FVTPL	Derivatives used for hedging	Others	Total
Trade and other payables[1]	~~W~~	4,315,375	—	—	—	4,315,375
Borrowings		7,871,919	—	—	—	7,871,919
Other financial liabilities		—	28	—	—	28
Lease liabilities		—	—	—	759,743	759,743

[1]	Amounts related to employee benefit plans are excluded in Trade and other payables.

13

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

5.	Trade and Other Receivables

(1)	Trade and other receivables as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	2,878,994	(294,037)	(8,000)	2,576,957
Other receivables		416,731	(33,593)	(2,023)	381,115

Total	~~W~~	3,295,725	(327,630)	(10,023)	2,958,072

Non-current assets
Trade receivables	~~W~~	189,224	(927)	(10,573)	177,724
Other receivables		107,938	(362)	(6,389)	101,187

Total	~~W~~	297,162	(1,289)	(16,962)	278,911

(In millions of Korean won)	December 31, 2024
	Total amounts		Provision for impairment	Present value discount	Carrying amount
Current assets
Trade receivables	~~W~~	2,840,837	(290,502)	(8,749)	2,541,586
Other receivables		399,200	(34,376)	(1,564)	363,260

Total	~~W~~	3,240,037	(324,878)	(10,313)	2,904,846

Non-current assets
Trade receivables	~~W~~	221,495	(927)	(14,150)	206,418
Other receivables		109,723	(430)	(6,605)	102,688

Total	~~W~~	331,218	(1,357)	(20,755)	309,106

14

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2) Details of other receivables as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Loans	~~W~~	27,821	37,005
Receivables		269,362	246,303
Accrued income		9,428	1,812
Refundable deposits		209,646	215,634
Provision for impairment		(33,955)	(34,806)

Total		482,302	465,948

(3) The maximum exposure to credit risks for trade and other receivables is the carrying amount of each class of receivables mentioned above as of June 30, 2025.

(4) The Company classifies a certain portion of the trade receivables as financial assets at fair value through other comprehensive income, based on business model for managing the asset and the cash flow characteristics of the contract.

15

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

6.	Other Financial Assets and Liabilities

(1)	Details of other financial assets and liabilities as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Other financial assets
Financial assets at amortized cost [1]	~~W~~	81,301	80,465
Financial assets at fair value through profit or loss [2]		428,703	456,224
Financial assets at fair value through other comprehensive income		1,657,236	1,458,891
Derivatives used for hedging		225,168	442,144
Less: Non-current		(2,222,550)	(2,175,177)

Current	~~W~~	169,858	262,547

Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	28	28
Derivatives used for hedging		7,934	—
Less: Non-current		(7,962)	(28)

Current	~~W~~	—	—

[1]

As of June 30, 2025, the Company’s financial instruments amount to ~~W~~ 30,464 million (December 31, 2024: ~~W~~ 30,464 million) and consist of checking account deposits, time deposits, and others which are subject to withdrawal restrictions.

[2]

As of June 30, 2025, the Company provided investment in Korea Software Financial Cooperative and others amounting to ~~W~~ 1,136 million (December 31, 2024: ~~W~~ 1,136 million) as collateral in exchange for the payment guarantee provided by the Korea Software Financial Cooperative and others.

(2)	Financial Assets at fair value through profit or loss

1) Details of financial assets at fair value through profit or loss as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Debt instruments	~~W~~	428,703	456,224
Less: Non-current		(428,703)	(456,224)

Current	~~W~~	—	—

2)	The maximum exposure to credit risks debt instruments of financial assets at fair value through profit or loss is the carrying amount of each class of debt instruments above as of June 30, 2025.

16

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(3)	Financial Assets at fair value through other comprehensive income

1) Details of financial assets at fair value through other comprehensive income as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Equity instruments (Listed)	~~W~~	1,516,221	1,317,876
Equity instruments (Unlisted)		141,015	141,015
Less: Non-current		(1,657,236)	(1,458,891)

Current	~~W~~	—	—

2) Upon disposal of these equity instruments, any balance within the other comprehensive income is reclassified not to profit or loss, but to retained earnings. Upon disposal of these debt instruments, the remaining balance of the accumulated other comprehensive income is reclassified to profit or loss.

(4)	Derivatives used for hedging

1) Details of valuation of derivatives used for hedging as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025			December 31, 2024
	Assets		Liabilities	Assets	Liabilities
Currency swap [1]	~~W~~	225,168	7,934	442,144	—
Less: Non-current		(136,606)	(7,934)	(260,057)	—

Current	~~W~~	88,562	—	182,087	—

[1]

The currency swap contract is to hedge the risk of volatility in cash flow from the borrowings due to changes in interest rate and foreign exchange rate and the expected maximum period for the Company to be exposed to risks of cash flow volatility by hedged items is until September 7, 2034.

The entire fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item within 12 months.

2) Details of valuation gains and losses from derivatives for risk hedging purposes for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)
	2025				2024
Type of transaction	Valuation gain		Valuation loss	Other comprehensive loss[1]	Valuation gain	Valuation loss	Other comprehensive loss[1]
Currency swap	~~W~~	—	247,379	22,470	197,811	193	(12,307)

[1]	The amounts directly reflected in equity are before adjustments of deferred income tax.

17

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

3) The effective portion recognized in profit or loss related to cash flow hedges amounts to valuation loss of ~~W~~ 225,214 million as other comprehensive income for the six-month periods ended June 30, 2025 (six-month period ended June 30, 2024: valuation gains of ~~W~~ 184,106 million). The ineffective portion recognized in profit or loss related to cash flow hedges amounts to valuation gains of ~~W~~ 478 million as current profit or loss for the six-month periods ended June 30, 2025 (six-month period ended June 30, 2024: ~~W~~ 1,205 million). In addition, the valuation loss reclassified from other comprehensive income to profit or loss amounts to ~~W~~ 247,684 million for the six-month periods ended June 30, 2025 (six-month period ended June 30, 2024: valuation gains of ~~W~~ 196,413 million).

(5)	Financial Liabilities at fair value through profit or loss

1) Details of financial liabilities at fair value through profit or loss as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Derivative liabilities held for trading [1]	~~W~~	28	28

[1]	Derivative liabilities recognized in relation to acquisition of Epsilon Global Communications Pte. Ltd. (Note 15).

7.	Inventories

Inventories as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)
	June 30, 2025				December 31, 2024
	Acquisition cost		Valuation allowance	Carrying amount	Acquisition cost	Valuation allowance	Carrying amount
Merchandise	~~W~~	197,112	(30,368)	166,744	285,892	(61,214)	224,678

Cost of inventories recognized as expenses for the six-month periods ended June 30, 2025 amounts to ~~W~~ 1,318,748 million (for the six-month period ended June 30, 2024: ~~W~~ 1,194,359 million), and reversal of inventory valuation loss amounts to ~~W~~ 30,846 million for the six-month periods ended June 30, 2025 (for the six-month period ended June 30, 2024: ~~W~~ 25,502 million).

18

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

8.	Other Assets and Liabilities

Other assets and liabilities as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Other assets
Advance payments	~~W~~	54,107	52,289
Prepaid expenses		208,288	97,714
Contract costs		2,014,830	1,802,221
Contract assets		805,953	735,508
Less: Non-current		(775,574)	(727,772)

Current	~~W~~	2,307,604	1,959,960

Other liabilities
Advances received [1]	~~W~~	216,626	215,354
Withholdings		21,313	25,362
Unearned revenue		3,083	828
Lease liabilities		716,492	759,743
Contract liabilities		232,776	242,898
Less: Non-current		(491,965)	(545,976)

Current	~~W~~	698,325	698,209

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

9.	Property and Equipment, Investment Properties, and Intangible Assets

(1)	Changes in property and equipment for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	11,477,680	11,492,776
Acquisition and capital expenditure		876,926	1,038,655
Disposal and termination		(43,136)	(34,702)
Depreciation		(1,226,975)	(1,200,285)
Transfer to investment properties		(48,210)	(5,651)
Others [1]		(122,632)	(26,426)

Ending, net	~~W~~	10,913,653	11,264,367

[1]	Amounts include transfers to intangible assets.

19

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2)	Changes in investment properties for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	1,114,379	1,191,592
Depreciation		(23,378)	(23,757)
Transfer from property and equipment		48,210	5,651

Ending, net	~~W~~	1,139,211	1,173,486

(3)

As of June 30, 2025, the Company (Lessor) has entered into a non-cancellable operating lease contract for real estate. The future minimum lease payments under this contract amount to ~~W~~ 132,883 million for one year or less, ~~W~~ 230,641 million for more than one year and less than five years, ~~W~~ 447,186 million for over five years, and ~~W~~ 810,710 million in total.

(4)	Changes in intangible assets for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning, net	~~W~~	1,104,680	1,487,848
Acquisition and capital expenditure [1]		130,571	31,737
Disposal and termination		(6,059)	(9,134)
Amortization		(234,835)	(239,188)

Ending, net	~~W~~	994,357	1,271,263

[1]	Amounts include transfers from property and equipment.

(5)

The carrying amount of goodwill and memberships assessed to have indefinite useful life and, therefore, not subject to amortization is ~~W~~ 65,057 million (December 31, 2024: ~~W~~ 65,057 million) and ~~W~~ 57,434 million (December 31, 2024: ~~W~~ 55,778 million), respectively as of June 30, 2025.

10.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Carrying amounts in investments in subsidiaries, associates and joint ventures as of June 30, 2025 and December 31, 2024, is as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Subsidiaries	~~W~~	4,397,945	4,419,598
Associates and joint ventures		411,593	411,588

Total	~~W~~	4,809,538	4,831,186

20

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

1)	Investments in subsidiaries as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2025		December 31, 2024
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530	390,530
KTCS Corporation [1]	Korea	8.4%		6,427	6,427
KTIS Corporation [1]	Korea	33.3%		30,633	30,633
KT Skylife Co., Ltd.	Korea	50.5%		311,696	311,696
BC Card Co., Ltd.	Korea	69.5%		633,004	633,004
KT M&S Co., Ltd.	Korea	100.0%		26,914	26,914
KT Alpha Co., Ltd.	Korea	70.5%		130,924	130,924
KT Telecop Co., Ltd.	Korea	92.7%		138,541	138,541
KT Nasmedia, Inc. (formerly. Nasmedia, Co., Ltd.) [1]	Korea	44.1%		23,051	23,051
KTDS Co., Ltd.	Korea	91.6%		19,616	19,616
KTGDH Co., Ltd.	Korea	100.0%		2,745	2,745
KT Sports Co., Ltd.	Korea	52.6%		27,327	27,327
KT M Mobile Co., Ltd.	Korea	100.0%		102,237	102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		3,873	3,873
KT Service Nambu Co., Ltd.	Korea	94.8%		16,901	10,160
KT Strategic Investment Fund No.3	Korea	86.7%		130	130
PlayD Co., Ltd. [2]	Korea	—		—	20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334	6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267	4,267
Next Connect PFV	Korea	100.0%		24,250	24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000	19,000
KT Engineering Co., Ltd.	Korea	59.8%		28,000	28,000
KT Studio Genie Co., Ltd.	Korea	90.9%		283,620	283,620
KT ES Pte. Ltd.	Singapore	68.8%		16,003	16,003
Altimedia Corporation	Korea	100.0%		22,000	22,000
KT Cloud Co., Ltd.	Korea	92.6%		901,504	901,504
kt netcore Co. Ltd	Korea	100.0%		61,000	61,000
kt p&m Co. Ltd	Korea	100.0%		10,000	10,000
Others				72,896	81,290

Total			~~W~~	4,397,945	4,419,598

[1]

As of June 30, 2025, although the sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in these entities, these entities are included in investments in subsidiaries due to the dispersion of other shareholders excluding the Company and voting patterns at previous shareholders’ meetings.

[2]	As of June 30, 2025, this entity is excluded from subsidiaries due to loss of control.

21

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

2)	Investments in associates and joint ventures as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2025		December 31, 2024
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	115,636
HD Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000	50,000
Megazone Cloud Corporation [1]	Korea	6.7%		130,001	130,001
KT-DSC Creative Economy YouthStart-up Investment Fund [1]	Korea	17.1%		1,665	2,055
Others				114,291	113,896

Total				411,593	411,588

[1]

The Company holds less than 20% interest in the investees as of June 30, 2025, but the investments are classified as investments in associates as the Company exerts significant influence over the operational and financial policies.

(2)	Changes in investments in subsidiaries, associates and joint ventures for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	4,831,186	4,796,606
Acquisition		5,803	73,270
Disposal		(27,451)	(40,011)

Ending	~~W~~	4,809,538	4,829,865

22

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

11.	Trade and Other Payables

(1)	Details of trade and other payables as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Current liabilities
Trade payables	~~W~~	773,382	517,879
Other payables		3,419,280	3,808,200

Total	~~W~~	4,192,662	4,326,079

Non-current liabilities
Other payables	~~W~~	217,528	479,416

(2)	Details of other payables as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Non-trade payable	~~W~~	2,070,574	2,917,086
Accrued expenses		1,091,958	901,219
Operating deposits		379,678	375,105
Others		94,598	94,206
Less: Non-current		(217,528)	(479,416)

Current	~~W~~	3,419,280	3,808,200

23

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

12.	Borrowings

(1)	Details of borrowings as of June 30, 2025 and December 31, 2024, are as follows:

1)	Debentures

(In millions of Korean won and foreign currencies in thousands)			June 30, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	135,640	USD 100,000	~~W~~	147,000
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		542,560	USD 400,000		588,000
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000		542,560	USD 400,000		588,000
MTNP notes	Jan. 21, 2027	1.375%	USD 300,000		406,920	USD 300,000		441,000
MTNP notes	Aug. 8, 2025	4.000%	USD 500,000		678,200	USD 500,000		735,000
MTNP notes	Feb. 2, 2028	4.125%	USD 500,000		678,200	USD 500,000		735,000
MTNP notes	Mar. 5, 2027	1.217%	JPY 23,300,000		218,782	—		—
MTNP notes	Mar. 7, 2028	1.367%	JPY 6,700,000		62,912	—		—
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—		160,000	—		160,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—		100,000	—		100,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—		100,000	—		100,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—		100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	—	—		—	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—		50,000	—		50,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-2nd Public bond	Jun. 17, 2025	—	—		—	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		140,000
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		50,000
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		80,000
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		80,000
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		40,000
The 196-1st Public bond	Jan. 27, 2025	—	—		—	—		270,000
The 196-2nd Public bond	Jan. 27, 2027	2.637%	—		100,000	—		100,000
The 196-3rd Public bond	Jan. 27, 2032	2.741%	—		30,000	—		30,000
The 197-1st Public bond	Jun. 27, 2025	—	—		—	—		280,000
The 197-2nd Public bond	Jun. 29, 2027	4.188%	—		120,000	—		120,000

24

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won and foreign currencies in thousands)			June 30, 2025			December 31, 2024
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 198-1st Public bond	Jan. 10, 2025	—	—	~~W~~	—	—	~~W~~	70,000
The 198-2nd Public bond	Jan. 12, 2026	3.869%	—		150,000	—		150,000
The 198-3rd Public bond	Jan. 12, 2028	3.971%	—		80,000	—		80,000
The 199-1st Public bond	Jul. 11, 2025	4.028%	—		85,000	—		85,000
The 199-2nd Public bond	Jul. 10, 2026	4.146%	—		160,000	—		160,000
The 199-3rd Public bond	Jul. 12, 2028	4.221%	—		155,000	—		155,000
The 200-1st Public bond	Feb. 27, 2026	3.552%	—		120,000	—		120,000
The 200-2nd Public bond	Feb. 26, 2027	3.608%	—		200,000	—		200,000
The 200-3rd Public bond	Feb. 27, 2029	3.548%	—		80,000	—		80,000
The 201-1st Public bond	Dec. 2, 2027	2.899%	—		130,000	—		130,000
The 201-2nd Public bond	Dec. 2, 2029	2.918%	—		70,000	—		70,000
The 201-3rd Public bond	Dec. 2, 2034	3.057%	—		100,000	—		100,000

	Subtotal				6,595,774			7,494,000
Less: Current portion					(1,894,874)			(2,333,711)
Discount on bonds					(16,741)			(23,068)

	Total			~~W~~	4,684,159		~~W~~	5,137,221

[1]

As of June 30, 2025, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered on the Singapore Stock Exchange, which allowed the issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

25

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

2)	Long-Term Borrowings

(In millions of Korean won and foreign currencies in thousands)
Financial institution	Type	Maturity	Annual interest rates	June 30, 2025		December 31, 2024
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	Jul. 10, 2026	1.000%	~~W~~	740	987
CA-CIB	Long-term commercial papers	Feb. 26, 2027	3.020%		100,000	—
	Long-term commercial papers	May. 28, 2027	3.820%		100,000	100,000
JPM	Long-term commercial papers	Feb. 28, 2025	—		—	100,000
DBS	Long-term commercial papers	Feb. 26, 2027	2.980%		100,000	—
	Long-term commercial papers	May. 28, 2027	3.820%		100,000	100,000
Shinhan Bank	Long-term commercial papers	May. 28, 2027	4.090%		100,000	100,000

Subtotal					500,740	400,987
Less: Current portion					(493)	(100,493)

Net				~~W~~	500,247	300,494

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a 7-year grace period.

(2)	Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as of June 30, 2025, is as follows:

(In millions of Korean won)	Bonds
	In local currency		In foreign currency	Sub-total	Borrowings	Total
Jul.1, 2025 ~ Jun. 30, 2026	~~W~~	675,000	1,220,760	1,895,760	493	1,896,253
Jul.1, 2026 ~ Jun. 30, 2027		580,000	1,168,262	1,748,262	500,247	2,248,509
Jul.1, 2027 ~ Jun. 30, 2028		380,000	741,112	1,121,112	—	1,121,112
Jul.1, 2028 ~ Jun. 30, 2029		345,000	—	345,000	—	345,000
After Jul.1, 2029		1,350,000	135,640	1,485,640	—	1,485,640

Total	~~W~~	3,330,000	3,265,774	6,595,774	500,740	7,096,514

26

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

13.	Provisions

Changes in provisions for the six-month period ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	21,590	125,150	39,732	186,472
Increase (transfer)		27	3,877	7,456	11,360
Usage		(28)	(862)	(6,702)	(7,592)
Reversal		—	(241)	—	(241)

Ending balance	~~W~~	21,589	127,924	40,486	189,999

Less: Current		(21,589)	(30,825)	(39,639)	(92,053)
Non-current		—	97,099	847	97,946

(In millions of Korean won)	2024
	Litigation		Restoration cost	Others	Total
Beginning balance	~~W~~	25,879	115,747	40,728	182,354
Increase (transfer)		26	3,146	(43)	3,129
Usage		(1,222)	(588)	(185)	(1,995)
Reversal		(3,093)	(443)	—	(3,536)

Ending balance	~~W~~	21,590	117,862	40,500	179,952

Less: Current		(21,590)	(23,116)	(40,476)	(85,182)
Non-current		—	94,746	24	94,770

27

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

14.	Net Defined Benefit Liabilities

(1)	The amounts recognized in the statements of in the statements of financial position as of June 30, 2025 and December 31, 2024, are determined as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Present value of defined benefit obligations	~~W~~	1,405,773	1,344,701
Fair value of plan assets		(1,296,086)	(1,293,619)

Liabilities, net	~~W~~	109,687	51,082

(2)	Changes in the defined benefit obligations for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	1,344,701	1,548,588
Current service cost		51,510	56,177

Interest expense		22,694	30,823

Benefits paid		(13,132)	(13,004)

Ending	~~W~~	1,405,773	1,622,584

(3)	Changes in the fair value of plan assets for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Beginning	~~W~~	1,293,619	1,609,178
Interest income		22,304	32,084
Remeasurements on plan assets		(622)	241
Benefits paid		(19,215)	(16,349)
Others		—	25,900

Ending	~~W~~	1,296,086	1,651,054

(4)	Amounts recognized in the separate statement of profit or loss for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Current service cost	~~W~~	51,510	56,177
Net interest expense (income)		390	(1,261)
Account transfers		(6,318)	(7,576)

Total expense	~~W~~	45,582	47,340

28

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

15.	Commitments and Contingencies

(1)	As of June 30, 2025, major Covenants with local financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Financial institution	Limit		Used amount
Bank overdraft	Kookmin Bank and others	~~W~~	360,000	—
Working capital loan	Korea Development Bank and others		1,080,050	100,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea		37,700	740
Economic Cooperation Business Insurance	Export-Import Bank of Korea		3,240	1,732
Collateralized loan backed by electronic accounts receivable-trade	Kookmin Bank and others		347,000	112,070
Plus electronic notes payable	Industrial Bank of Korea		50,000	2,899
Derivatives transaction limit	Korea Development Bank and others		USD 2,620,000	USD 2,420,000
	Shinhan Bank and others		JPY 30,000,000	JPY 30,000,000

	KRW		1,877,990	217,441
Total	USD		2,620,000	2,420,000
	JPY		30,000,000	30,000,000

(2)	As of June 30, 2025, guarantees received from financial institutions are as follows:

(In millions of Korean won and foreign currencies in thousands)	Warranty details	Limit
Hana Bank	Comprehensive credit line	~~W~~	2,900
			USD 8,700
Shinhan Bank	Guarantee for payment in foreign currency and others		USD 33,174
Kookmin Bank	Guarantee for payment in foreign currency		USD 3,186
Woori Bank	Guarantee for payment in foreign currency		USD 5,000
Korea Software Financial Cooperative	Advance payment/other guarantee		1,081,378
Information & Communication Financial Cooperative	Advance payment/other guarantee		700,000
Seoul Guarantee Insurance Company	Performance guarantee and others		23,910

Total	KRW		1,808,188
	USD		50,060

(3)

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to its spin-off. As of June 30, 2025, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 428 million (as of December 31, 2024: ~~W~~ 433 million).

29

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(4)

For the six-month period ended June 30, 2025, the Company entered into agreements with Securitization Specialty Companies (2025: First 5G 79th to 81st Securitization Specialty Co., Ltd., 2024: First 5G 73rd to 78th Securitization Specialty Co., Ltd.) and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreement, the Company will receive asset management fees upon liquidation of the securitization specialty company.

(5)

As of June 30, 2025, the Company is a defendant in 110 lawsuits with a total claimed amount of ~~W~~ 130,166 million (as of December 31, 2024: ~~W~~ 124,384 million). As of June 30, 2025, litigation provisions of ~~W~~ 21,589 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated as of June 30, 2025 (Note 13).

(6)

Under the agreement of bond issuance and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. The covenant also contains restrictions on provision of additional collateral and disposal of certain assets.

(7)	As of June 30, 2025, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

(8)

As of June 30, 2025, the contract amount of properties and equipment and intangible assets acquisition agreements made but not yet recognized amounts to ~~W~~ 289,857 million (as of December 31, 2024: ~~W~~ 344,566 million).

(9)

The Company entered into an agreement with financial investors of Epsilon Global Communications Pte., Ltd. regarding the acquisition of shares contract. If certain conditions are not met in the future as disclosed in the terms and conditions of the agreement, financial investors may exercise the Tag-Along Right, Drag-Along Right, or the right to sell shares for the convertible preferred shares they hold (Note 6).

(10)

The Company has an obligation for additional contributions as per agreement to Storm Ventures FUND VII and others. As of June 30, 2025, remaining amounts of USD 29,900 thousand and JPY 160,000 thousand will be invested through the Capital Call method in the future.

(11)

The Company has an obligation of ~~W~~ 470,160 million (100%) to provide financial support as an operating investor during the operating period with respect to K Defense Co., Ltd. established in accordance with the Private Investment Act on Social Infrastructure.

30

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(12)

The Company entered into a stock sale contract with HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY. If the Company intends to dispose of the acquired stocks to a third party after a certain period has elapsed from the date of the contract, HYUNDAI MOBIS and HYUNDAI MOTOR COMPANY may exercise a preferential purchase right to designate a buyer with priority.

(13)

The Company entered into an agreement with equity investors who participated in the equity acquisition contract of kt Cloud Co., Ltd. According to this agreement, if conditions per the agreement are met, the financial investor may exercise a Tag-Along or a Put-Option to the Company in the future. In relation to this contract, the Company and the financial investor may settle mutual profits if there is a difference between the final public offering price and the preliminary public offering price.

(14)

As of June 30, 2025, the Company has the obligation of paying Minimum Guarantee as utilizing product bundling of Tving Co., Ltd., and the right to be paid a certain proportion of the excess as per agreement.

(15)	As of June 30, 2025, the Company is in the process of exercising a put option on all of its shares in KT Rwanda Networks Ltd. under the shareholders’ agreement with the Rwandan government.

(16)	Details of investment properties provided as collateral as June 30, 2025 and 2024, are as follows:

(in millions of Korean won)	June 30, 2025
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	125,844	35,640	Deposit received	29,876	leaseholder

(in millions of Korean won)	December 31, 2024
Collateral	Carrying amount		Secured amount	Related account	Related amount	Mortgagee
Land and buildings	~~W~~	177,229	35,573	Deposit received	29,899	leaseholder

(17)

The Company has established a supplier finance agreement with certain suppliers, under which participating suppliers may receive early payment of invoices issued to the Company through the Company’s external finance provider. The Company pays the finance provider in accordance with the usual payment terms to settle the debt. As of June 30, 2025, all financial liabilities subject to the supplier finance agreement are included in trade and other payables, and the carrying amount is ~~W~~ 19,383 million (December 31, 2024: ~~W~~ 55,815 million). None of this amount has been received by the suppliers from the finance provider. There were no significant non-cash changes in the carrying amount of the trade and other payables subject to the Company’s supplier finance agreement.

31

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

16.	Leases

Information for leases when the Company acts as a lessee is as follows. Information on leases when the Company acts as a lessor is described in Note 9.

(1)	The separate statement of financial position show the following amounts relating to leases:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Right-of-use assets
Property and buildings	~~W~~	788,474	800,961
Machinery and communication line facilities		49,903	38,977
Others		14,363	56,361

Total	~~W~~	852,740	896,299

(In millions of Korean won)	June 30, 2025		December 31, 2024
Lease liabilities [1]
Current	~~W~~	267,247	259,747
Non-current		449,245	499,996

Total	~~W~~	716,492	759,743

[1]	Included in the line item other current liabilities and non-current liabilities in the separate statement of financial position (Note 8).

For the six-month periods ended June 30, 2025 and 2024, right-of-use assets related to leases increased by ~~W~~ 160,794 million and ~~W~~ 152,269 million, respectively.

(2)	The separate statement of profit or loss show the following amounts relating to leases:

(In millions of Korean won)	2025		2024
Depreciation of right-of-use assets
Property and building	~~W~~	147,277	142,006
Machinery and communication line facilities		12,479	12,690
Others		4,769	15,701

Total	~~W~~	164,525	170,397

Interest expense relating to lease liabilities		12,236	18,709
Expense relating to Short-term leases		796	2,209
Expense relating to leases of low-value assets that are not short-term leases		3,723	4,224

The total cash outflow for leases for the six-month periods ended June 30, 2025 and 2024 is ~~W~~ 177,499 million and ~~W~~ 194,201 million, respectively.

32

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

17.	Retained Earnings

Details of retained earnings as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Legal reserve [1]	~~W~~	782,249	782,249
Voluntary reserves [2]		4,651,362	4,651,362
Unappropriated retained earnings		6,722,799	6,284,318

Total	~~W~~	12,156,410	11,717,929

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

The reserves of research and development of human resources in other surplus reserves are separately accumulated on disposal of retained earnings on tax filing adjustments when calculating income taxes in accordance with regulations of Tax Reduction and Exemption Control Act of Korea. Reversal of the reserves according to the relevant tax law can be paid out as dividends.

33

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

18.	Other Components of Equity

(1)	The Company’s other components of equity as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Treasury stock	~~W~~	(410,509)	(215,210)
Gain(Loss) on disposal of treasury stock		(93)	(57)
Share-based compensation		3,072	7,106
Other		(180,863)	(180,863)

Total	~~W~~	(588,393)	(389,024)

(2)	As of June 30, 2025 and December 31, 2024, details of treasury stock, are as follows:

	June 30, 2025		December 31, 2024
Number of shares (in shares)		10,045,243	6,188,739
Amount (in millions of Korean won)	~~W~~	410,509	215,210

Treasury stock held as of June 30, 2025, is expected to be utilized for stock compensation for the Company’s directors, employees, and for other purposes.

34

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

(1)	The Company has recognized the following amounts relating to revenue in the separate statement of profit or loss:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Revenue from contracts with customers	~~W~~	4,704,536	9,329,502	4,488,597	9,126,296
Revenue from other sources		68,287	125,328	59,699	116,828

Total	~~W~~	4,772,823	9,454,830	4,548,296	9,243,124

(2)	Operating revenues for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Services provided	~~W~~	4,131,731	8,176,193	4,048,038	8,088,606
Sales of goods		641,092	1,278,637	500,258	1,154,518

Total	~~W~~	4,772,823	9,454,830	4,548,296	9,243,124

Revenue from services provided is recognized over time and revenue from sales of goods is recognized at a point in time.

(3)	The Contract assets, liabilities and deferred revenue recognized in relation to the revenues from contracts with customers, are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Contract assets[1]	~~W~~	937,073	863,884
Contract liabilities[1]		257,534	268,958
Deferred revenue[2]		80,371	74,275

[1]

The Company recognized contract assets of ~~W~~ 131,120 and, contract liabilities of ~~W~~ 24,758 million for long-term construction contracts as of June 30, 2025 (as of December 31, 2024: contract assets and liabilities of ~~W~~ 128,376 million and ~~W~~ 26,060 million, respectively). The Company recognizes contract assets as trade receivables and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue related to government grants is excluded.

35

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(4)	The contract costs recognized as assets are as follows:

(In millions of Korean won)	June 30, 2025		December 31, 2024
Incremental cost of obtaining a contract	~~W~~	1,861,143	1,650,500
Costs to fulfil a contract		153,687	151,721

Total	~~W~~	2,014,830	1,802,221

The Company recognized ~~W~~ 933,741 million as operating expenses for the six-month period ended June 30, 2025 (six-month period ended June 30, 2024: ~~W~~ 920,922 million) related to contract cost assets.

(5)	For the three-month and six-month periods ended June 30, 2025 and 2024, revenue recognized from contract liabilities and deferred revenue carried-forward from prior year, is as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Revenue recognized from the beginning balance of contract liabilities
Allocation of the transaction price	~~W~~	45,086	97,465	49,971	107,651
Deferred revenue of joining/installment fees		10,254	21,464	9,615	20,225

Total	~~W~~	55,340	118,929	59,586	127,876

36

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

20.	Operating Expenses

(1)	Operating expenses for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Salaries and wages	~~W~~	463,029	923,219	631,312	1,172,032
Depreciation		611,802	1,226,659	603,709	1,204,206
Depreciation of right-of-use assets		82,551	164,525	50,909	170,367
Amortization of intangible assets		118,642	232,295	149,331	234,678
Commissions		572,508	1,113,919	484,353	948,222
Interconnection charges		100,132	197,497	102,165	212,091
International interconnection fees		30,566	61,506	26,425	63,285
Purchase of inventories		603,252	1,229,968	586,448	1,204,874
Changes in inventories		23,460	57,934	(93,878)	(36,017)
Sales promotion expense and sales commissions		655,834	1,281,310	618,582	1,239,182
Service costs		225,951	431,422	201,694	401,126
Purchase of contents		178,503	353,076	174,325	349,591
Utilities		89,732	184,929	95,626	188,988
Taxes and dues		49,094	99,158	49,972	101,172
Rent		30,778	60,735	31,293	59,178
Insurance premiums		10,367	23,075	10,023	24,115
Installation fees		116,120	237,179	115,970	228,048
Advertising expenses		31,852	60,554	33,570	57,726
Research and development expenses		61,619	142,142	57,553	117,624
Bad debt expenses		11,948	23,877	12,145	25,297
Others		236,348	481,002	247,911	524,708

Total	~~W~~	4,304,088	8,585,981	4,189,438	8,490,493

(2)	Details of employee benefits for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Short-term employee benefits	~~W~~	428,831	853,472	586,232	1,082,114
Post-employment benefits (defined benefits)		23,099	45,582	23,495	47,340
Post-employment benefits (defined contributions)		7,777	17,280	16,049	28,403
Share-based compensation		1,603	3,366	(101)	1,738
Others		1,719	3,519	5,637	12,437

Total	~~W~~	463,029	923,219	631,312	1,172,032

37

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

21.	Other Income and Other Expenses

(1)	Other income for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Gain on disposal of property and equipment	~~W~~	393	10,175	5,017	22,279
Gain on disposal of right-of-use assets		555	971	1,184	1,559
Gain on disposal of intangible assets		—	1,641	—	99
Compensation on impairment of property and equipment		(2,885)	14,681	35,515	65,600
Gain on disposal of investments in subsidiaries and associates		4,500	6,725	30,882	30,882
Dividends received		5,064	33,147	5,173	39,146
Gain on government subsidies		72	117	4,856	14,207
Others		5,896	10,732	3,630	12,352

Total	~~W~~	13,595	78,189	86,257	186,124

(2)	Other expenses for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Loss on disposal of property and equipment	~~W~~	10,135	23,153	18,807	32,558
Loss on disposal of right-of-use assets		386	1,236	979	1,273
Loss on disposal of intangible assets		3,399	4,697	1,473	7,117
Loss on disposal of investments in subsidiaries and associate		—	—	3,154	3,154
Donations		1,000	3,660	25	2,685
Others		8,045	17,808	13,482	39,404

Total	~~W~~	22,965	50,554	37,920	86,191

38

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

22.	Finance Income and Costs

(1)	Details of financial income for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Interest income	~~W~~	46,066	92,666	56,962	113,773
Gain on foreign currency transactions		3,824	6,350	3,216	4,766
Gain on foreign currency translation		252,694	259,553	15,888	19,067
Gain on valuation of derivatives		(5,814)	—	83,929	197,811
Gain on dividends		11,888	37,983	10,429	39,648
Gain on disposal of financial instruments		140	140	526	4,990
Gain on valuation of financial instruments		1,159	1,159	2,746	2,746

Total	~~W~~	309,957	397,851	173,696	382,801

(2)	Details of financial costs for the three-month and six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025			2024
	Three-month		Six-month	Three-month	Six-month
Interest expenses	~~W~~	68,319	128,843	70,687	138,561
Loss on foreign currency transactions		4,194	5,802	2,557	4,003
Loss on foreign currency translation		20,417	23,037	86,598	205,150
Loss on derivative transactions		—	3,724	—	—
Loss on valuation of derivatives		240,196	247,379	100	193
Loss on disposal of trade receivables		2,455	3,461	3,227	3,587
Loss on valuation of financial instruments		10,144	10,144	7,057	7,057
Loss on disposal of financial instruments		1,167	1,193	1,551	1,551

Total	~~W~~	346,892	423,583	171,777	360,102

39

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual effective income tax rate used for the year ending December 31, 2025, is 16.9%.

24.	Earnings per Share

Basic earnings per share for the three-month and six-month periods ended June 30, 2025 and 2024, are calculated as follows:

(1)	Basic Earnings per Share

Basic earnings per share is calculated by dividing the profit for the period by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares held by the Company as treasury stock.

	2025			2024
	Three-month		Six-month	Three-month	Six-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	358,066	723,443	314,500	668,531
Weighted average number of ordinary shares outstanding (In number of shares)		243,812,057	244,777,361	245,756,858	245,993,685

Basic earnings per share(In Korean won)	~~W~~	1,469	2,956	1,280	2,718

40

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2)	Diluted Earnings per Share

Diluted earnings per share from operations are calculated by adjusting the weighted average number of ordinary shares outstanding assuming that all dilutive potential ordinary shares are converted into ordinary shares. The Company has dilutive potential ordinary shares from other share-based compensation.

	2025			2024
	Three-month		Six-month	Three-month	Six-month
Profit attributable to ordinary shares (In millions of Korean won)	~~W~~	358,066	723,443	314,500	668,531
Diluted profit attributable to ordinary shares (In millions of Korean won)		358,066	723,443	314,500	668,531
Number of dilutive potential ordinary shares outstanding (In number of shares)		26,121	65,166	25,111	66,620
Weighted average number of ordinary shares used for calculating diluted earnings per share (In number of shares)		243,838,178	244,842,527	245,781,969	246,060,305

Diluted earnings per share (In Korean won)	~~W~~	1,468	2,955	1,280	2,717

Diluted earnings per share are calculated by dividing the profit for the period by the sum of the weighted average number of ordinary shares and dilutive potential ordinary shares. This calculation takes into account both ordinary shares and all dilutive potential shares.

41

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

25.	Cash Generated from Operations

(1)	Cash flows from operating activities for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
1. Profit for the period	~~W~~	723,443	668,531
2. Adjustments for:
Income tax expense		147,309	206,732
Interest income		(92,666)	(113,773)
Interest expense		128,843	138,561
Dividend income		(71,130)	(78,794)
Depreciation		1,250,353	1,224,042
Amortization of intangible assets		234,835	239,188
Depreciation of right-of-use assets		164,525	170,397
Provisions for post-employment benefits (defined benefits)		51,900	54,916
Allowance for bad debts		29,531	38,827
Gain on disposal of investments in subsidiaries, associates and joint ventures		(6,725)	(27,728)
Loss on disposal of property and equipment		12,978	10,279
Loss on disposal of intangible assets		3,056	7,018
Loss (gain) on disposal of right-of-use assets		265	(286)
Loss (gain) on foreign currency translation		(236,516)	186,083
Loss (gain) on valuation of derivatives, net		251,103	(197,618)
Loss on valuation of financial assets at fair value through profit or loss		8,985	4,311
Loss (gain) on disposal of financial assets at fair value through profit or loss		1,046	(3,440)
Others		(20,579)	(20,485)
3. Changes in operating assets and liabilities
Decrease (Increase) in trade receivables		(27,823)	86,935
Decrease (Increase) in other receivables		(24,970)	24,626
Increase in other current assets		(347,645)	(56,778)
Decrease (Increase) in other non-current assets		(47,800)	24,318
Decrease (Increase) in inventories		88,750	(11,885)
Increase in trade payables		256,941	216,668
Decrease in other payables		(97,154)	(57,776)
Decrease in other current liabilities		(7,385)	(42,138)
Decrease in other non-current liabilities		(3,259)	(14,286)
Increase (decrease) in provisions		1,089	(627)
Increase in deferred revenue		56,952	2,974
Payment of post-employment benefits (defined benefits)		(214,538)	(149,111)
Decrease in plan assets		200,004	111,477

4. Cash generated from operations (1+2+3)	~~W~~	2,413,718	2,641,158

42

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2)	Significant transactions not affecting cash flows for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025		2024
Reclassification of the current portion of borrowings	~~W~~	589,661	1,029,232
Reclassification of construction-in-progress to property and equipment		933,942	882,119
Change of other payables relating to acquisition of property and equipment		(268,152)	71,454
Change of other payables relating to acquisition of intangible assets		(272,955)	(272,955)
Reclassification of other payables from net defined benefit liabilities		(20,617)	(15,079)
Increase in financial assets due to stock exchange		—	52,841

43

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

26.	Changes in Liabilities Arising from Financing Activities

Details of changes in liabilities related to cash flows that have been classified as financing activities or will be classified as financing activities in the separate statement of cash flows for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of Korean won)	2025
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,871,919	(539,590)	—	(259,587)	—	7,031	7,079,773
Lease liabilities		759,743	(162,441)	157,022	—	—	(37,832)	716,492
Derivative liabilities		—	—	—	—	7,934	—	7,934
Derivative assets		(442,144)	(3,724)	—	—	216,976	3,724	(225,168)

Total	~~W~~	8,189,518	(705,755)	157,022	(259,587)	224,910	(27,077)	7,579,031

(In millions of Korean won)	2024
				Others
	Beginning		Cash flows	Acquisition	Changes in FX rate	Fair value change	Other changes	Ending
Borrowings	~~W~~	7,559,933	(301,547)	—	203,622	—	3,261	7,465,269
Lease liabilities		851,610	(169,455)	163,424	—	—	(19,196)	826,383
Derivative liabilities		23,077	—	—	193	42	(22,417)	895
Derivative assets		(156,774)	—	—	(196,606)	11,060	22,417	(319,903)

Total	~~W~~	8,277,846	(471,002)	163,424	7,209	11,102	(15,935)	7,972,644

44

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

27.	Related Party Transactions

(1)	The list of related parties of the Company as of June 30, 2025, is as follows:

Relationship	Name of Entity

Subsidiaries	78 entities including KT Estate Inc., KT Skylife Co., Ltd., BC Card Co., Ltd.

Associates and joint ventures	49 entities including K Bank Inc., KIF Investment Fund, Megazone Cloud Corporation

Others[1]	Goody Studio Co., Ltd., Rebellion Inc., Digital Pharm Co., Ltd., Mastern No.127 Logispoint Daegu Co., Ltd., KORAMKO No. 143 General Private Real Estate Investment Company, etc.

[1]	Included within the scope of related parties under Korean IFRS 1024 due to the presence of significant influence, even though treated in accordance with Korean IFRS 1109

(2)

The amount of the installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation, KT Telecop Co., Ltd., KT M&S Co., Ltd. and KT Service Nambu Co., Ltd. for six-month period ended June 30, 2025 is ~~W~~ 217,226 million.

(3)

The Company has entered into an additional agreement in relation to providing communication service in wholesale with KT M Mobile Co., Ltd. in connection with the agreement, the Company offsets all or partial receivables against payables for joining mobile telecommunication services and usage of network arising from telecommunication operations.

45

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(4)	Significant balances of receivables and payables in relation to transaction with related parties as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Telecop Co., Ltd.	~~W~~	1,381	—	97	60	33,301	—
KTCS Corporation		30	—	6,451	—	57,602	4
KTIS Corporation		13,938	—	—	—	47,783	—
KT Service Bukbu Co., Ltd.		19	—	—	—	19,323	—
KT Service Nambu Co., Ltd.		—	—	—	—	35,350	1
KT Skylife Co., Ltd.		26,672	—	6,895	9,277	6,963	—
KTDS Co., Ltd.		935	—	830	—	123,883	—
KT Estate Inc.		957	—	41,637	—	7,903	14,852
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)		856	—	—	—	2,044	—
BC Card Co., Ltd. [1]		386	—	6,728	—	11,244	7
KT Sat Co., Ltd.		1,302	—	—	—	1,095	—
KT Alpha Co., Ltd.		5,621	—	13	—	5,038	—
KT Commerce Inc.		18	—	70	3,276	16,174	9,787
KT M&S Co., Ltd.		74	5,775	118	—	54,837	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		—	—	14,447	—	14,477	—
KT M Mobile Co., Ltd.		30,063	—	34,224	942	1,339	—
kt Nasmedia, Inc. (formerly. Nasmedia, Co., Ltd.) [1]		1,398	—	46	—	16	—
KT MOS Bukbu Co., Ltd.		63	—	2	—	12,407	—
KT MOS Nambu Co., Ltd.		—	—	114	—	12,236	—
KT Engineering Co., Ltd		569	—	29	233	43,157	—
KT Studio Genie Co., Ltd.		108	—	8,765	—	38,493	—
KT cloud Co., Ltd.		12,412	—	—	—	51,073	139
East Telecom LLC		5,040	15,221	—	93	—	—
kt netcore Co. Ltd		165	—	5	48,047	41,189	—
kt p&m Co. Ltd		29	—	—	—	12,343	—
Others		11,358	—	12,572	3,453	13,986	10,170
Associates and joint ventures
K Bank Inc.		528	—	2,838	—	—	—
Others		307	—	1,019	112	213	818

Total	~~W~~	114,229	20,996	136,900	65,493	663,469	35,778

46

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Receivables				Payables
	Trade receivables		Loans and others	Other receivables	Trade payables	Other payables	Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	—	2	—	11,050	—
KT Telecop Co., Ltd.		224	—	978	1,137	29,487	—
KTCS Corporation		186	—	5,466	—	53,067	4
KTIS Corporation		12,956	—	—	—	46,564	—
KT Service Bukbu Co., Ltd.		19	—	3	—	24,652	—
KT Service Nambu Co., Ltd.		—	—	—	—	25,537	—
KT Skylife Co., Ltd.		27,816	—	5,223	—	20,335	—
KTDS Co., Ltd.		1,067	—	2,005	—	135,524	—
KT Estate Inc.		581	—	42,422	—	22,115	3,743
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)		1,006	—	1,541	—	5,018	—
BC Card Co., Ltd. [1]		4,402	—	6	—	12,288	5
KT Sat Co., Ltd.		1,266	—	—	—	1,309	—
KT Alpha Co., Ltd.		5,738	—	25	2,081	5,516	—
KT Commerce Inc.		14	—	99	8,640	23,215	6,007
KT M&S Co., Ltd.		223	8,400	71	—	52,773	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		1	—	14,715	—	14,996	—
KT M Mobile Co., Ltd.		49,224	—	51	—	4,016	—
kt Nasmedia, Inc. (formerly. Nasmedia, Inc.)		1,549	—	1	—	42	—
KT MOS Bukbu Co., Ltd.		64	—	736	—	15,122	—
KT MOS Nambu Co., Ltd.		—	—	211	—	12,881	—
KT Engineering Co., Ltd		—	—	367	2,965	123,402	—
KT Studio Genie Co., Ltd.		15	—	4,825	1,235	30,524	—
KT cloud Co., Ltd.		31,683	—	274	—	47,789	345
East Telecom LLC		5,811	15,307	—	89	—	—
Others		15,099	—	1,871	2,746	13,071	18
Associates and joint ventures
K Bank Inc.		518	—	3,706	—	1	—
Others		247	—	20	117	365	963

Total	~~W~~	159,709	23,707	84,618	19,010	730,659	11,085

[1]	As of June 30, 2025, the unsettled amount of ~~W~~ 11,240 million (December 31, 2024: ~~W~~ 12,145 million) in credit card transaction with BC Card Co., Ltd. is included in other payables.

47

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(5)	Significant transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Sales			Purchases		Acquisition of right-of-use assets	Finance income	Finance costs	Dividends received
	Operating revenue		Other income	Operating expenses	Others [1]
Subsidiaries
KT Telecop Co., Ltd. [1]	~~W~~	5,095	—	74,311	2,002	—	1	—	—
KTCS Corporation [1]		47,012	—	175,277	21	—	—	—	318
KTIS Corporation		34,292	—	177,920	—	—	—	—	1,224
KT Service Bukbu Co., Ltd. [1]		4,632	—	107,334	952	—	—	—	—
KT Service Nambu Co., Ltd. [1]		7,518	4	163,292	2,401	1	—	—	—
KT Skylife Co., Ltd. [1]		70,676	—	8,550	31	—	—	—	8,368
KTDS Co., Ltd. [1]		6,734	—	221,801	20,350	—	—	—	6,096
KT Estate Inc. [1]		28,402	—	39,088	1,048	24,715	—	379	6,876
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.) [1]		6,542	—	5,339	1,400	—	—	—	—
BC Card Co., Ltd.		5,068	20	13,630	—	2	1	—	—
KT Sat Co., Ltd.		3,426	—	5,117	—	—	—	—	—
KT Alpha Co., Ltd.		32,397	—	18,648	—	—	2	—	—
KT Commerce Inc. [1]		639	—	36,028	28,078	4,526	—	299	—
KT M&S Co., Ltd.		97,154	32	142,684	—	—	—	—	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		229	—	27,510	—	—	—	—	—
KT M Mobile Co., Ltd.		142,288	81	2,609	—	—	—	—	—
KT Nasmedia, Inc. (formerly. Nasmedia, Inc.)		158	—	677	—	—	—	—	3,487
KT MOS Nambu Co., Ltd. [1]		1,293	—	46,189	2,832	—	—	—	—
KT MOS Bukbu Co., Ltd. [1]		1,852	—	45,302	2,754	—	—	—	—
KT Engineering Co., Ltd. [1]		1,379	15	17,771	49,466	—	—	—	—
KTHS Corporation (formerly. KHS Corporation)		9	—	5,796	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		704	—	5,351	35,982	—	—	—	—
KT cloud Co., Ltd.		39,688	—	110,697	—	—	—	5	—
kt netcore Co. Ltd [2]		7,122	—	113,287	155,870	—	—	—	—
kt p&m Co. Ltd [2]		1,416	—	23,606	7,391	—	—	—	—
Others [3]		29,319	14	54,040	2,555	10,460	2	15	1,699
Associates and joint ventures
K Bank Inc.		4,299	—	3	—	—	—	—	—
Others [4]		1,053	—	10,377	—	—	1	15	5,079
Others
Others		1	—	—	—	1	—	—	—

Total	~~W~~	580,397	166	1,652,234	313,133	39,705	7	713	33,147

[1]	The amount of acquisition of properties, equipment and others is included.
[2]	kt netcore Co., Ltd. and kt p&m Co., Ltd. were established in the fourth quarter of 2024.
[3]	Transactions with KT Linkus Co., Ltd., PlayD Co., Ltd. and Initech Co., Ltd. before it was excluded from subsidiaries are included.
[4]	Transactions with Trustay Co., Ltd. before they were excluded from associates and joint ventures are included.

48

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	2024
	Sales			Purchases		Acquisition of right-of-use assets	Finance income	Finance costs	Dividends received
	Operating revenue		Other income	Operating expenses	Others [1]
Subsidiaries
KT Linkus Co., Ltd. [1]	~~W~~	2,747	12	29,643	5	1	—	—	—
KT Telecop Co., Ltd. [1]		3,543	—	68,228	10	—	2	—	—
KTCS Corporation		44,048	2	172,923	1	—	—	—	318
KTIS Corporation [1]		32,369	104	165,871	595	—	—	—	1,224
KT Service Bukbu Co., Ltd. [1]		5,390	—	105,135	931	—	—	—	—
KT Service Nambu Co., Ltd. [1]		6,731	—	127,772	1,283	—	—	—	—
KT Skylife Co., Ltd. [1]		70,782	1	9,095	30	—	—	—	8,368
KTDS Co., Ltd. [1]		6,690	—	216,193	27,325	—	—	—	4,848
KT Estate Inc. [1]		25,895	11	40,344	693	24,466	—	349	8,600
KT ENA Co., Ltd. (formerly. Skylife TV Co., Ltd.)		6,232	—	5,461	—	—	—	—	—
BC Card Co., Ltd.		4,680	—	14,739	—	4	2	—	4,589
KT Sat Co., Ltd.		3,782	—	5,706	—	—	—	—	—
KT Alpha Co., Ltd.		30,691	—	21,847	—	—	2	—	—
KT Commerce Inc. [1]		598	—	39,275	59,696	1,144	—	18	—
KT M&S Co., Ltd.		143,653	16	132,553	—	—	—	—	—
KT GENIE Music Corporation. (formerly. GENIE Music Corporation.)		188	—	27,121	—	—	—	—	—
KT M Mobile Co., Ltd.		125,842	44	1,409	—	—	—	—	—
kt Nasmedia, Inc. (formerly. Nasmedia, Inc.)		152	2	1,506	—	—	—	—	3,487
KT MOS Nambu Co., Ltd. [1]		933	—	46,192	3,375	—	—	—	—
KT MOS Bukbu Co., Ltd. [1]		1,531	—	45,799	3,567	—	—	—	—
KT Engineering Co., Ltd. [1]		1,637	—	19,972	69,251	—	—	—	—
KTHS Corporation (formerly. KHS Corporation)		7	—	3,980	—	—	—	—	—
KT Studio Genie Co., Ltd. [1]		94	—	3,704	20,227	—	—	—	—
KT cloud Co., Ltd. [1]		48,094	—	76,144	259	1	—	5	—
Others		13,578	355	52,241	257	10	2	—	3,861
Associates and joint ventures
K Bank Inc.		2,196	—	105	—	—	918	—	—
Others		1,535	—	2,783	—	19	—	25	3,850
Others
Rebellions Co., Ltd.		16	—	—	—	—	—	—	—

Total	~~W~~	583,634	547	1,435,741	187,505	25,645	926	397	39,145

[1]	The amount of acquisition of properties, equipment and others is included.

49

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(6)	Key management compensation for the six-month periods ended June 30, 2025 and 2024, consists of:

(In millions of Korean won)	2025		2024
Salaries and other short-term benefits	~~W~~	1,089	824
Post-employment benefits		140	97
Stock-based compensation		367	332

Total	~~W~~	1,596	1,253

(7)	Fund transactions with related parties for the six-month periods ended June 30, 2025 and 2024, are as follows:

(In millions of Korean won)	2025
	Loan transactions			Borrowing transactions[1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	29,400	32,025	—	—	—
KT Estate Inc.		—	—	58	12,698	—
Others		—	—	15,696	2,047	(1,657)
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	—	—	5,000
Others Investment Association		—	—	—	161	(1,165)

Total	~~W~~	29,400	32,025	15,754	14,906	2,178

[1]	Lease transactions are included in borrowing transactions.

50

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	2024
	Loan transactions			Borrowing transactions[1]		Equity contributions in cash and others
	Loans		Collections	Borrowings	Repayments
Subsidiaries
KT M&S Co., Ltd.	~~W~~	29,400	32,025	—	—	—
KT Estate Inc.		—	—	—	12,638	—
KT ES Pte. Ltd.		—	—	—	—	68,270
Others		—	—	1,996	248	—
Associates and joint ventures
IBK-KT Young Entrepreneurs MARS Investment Fund		—	—	—	—	5,000
KT-IBKC Future Investment Fund 1		—	—	—	—	(1,820)
TeamFresh Corp. [2]		—	—	—	—	52,841
Others Investment Association		—	—	—	158	(415)

Total	~~W~~	29,400	32,025	1,996	13,044	123,876

[1]	Lease transactions are included in borrowing transactions.

[2]	The transaction involved acquiring redeemable convertible preference shares of TeamFresh Corp. and occurred in the process of exchange with the shares of Lolab Co., Ltd. that were held

(8)	As of June 30, 2025, the Company has entered into a credit card agreement with a limit of ~~W~~ 18,534 million (December 31, 2024: ~~W~~ 18,481 million) with BC Card Co., Ltd.

(9)

The Company has an obligation to invest in KIAMCO Data Center Development Real Estate General Private Placement Investment Blind Trusts, a related party, and others according to the agreement. As of June 30, 2025 the Company is planning to an additional investment of ~~W~~ 44,690 million.

51

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

28.	Fair Value

During the period ended June 30, 2025, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value by Financial Instruments Category

Carrying amounts and fair values of the financial assets and financial liabilities by category as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,419,921	[1]	1,540,570	[1]
Trade and other receivables
Financial assets measured at amortized cost		3,122,889	[1]	3,099,178	[1]
Financial assets at fair value through other comprehensive income		114,094	114,094	114,774	114,774
Other financial assets
Financial assets measured at amortized cost		81,301	[1]	80,465	[1]
Financial assets at fair value through profit or loss		428,703	428,703	456,224	456,224
Financial assets at fair value through other comprehensive income		1,657,236	1,657,236	1,458,891	1,458,891
Derivative financial assets for hedging purpose		225,168	225,168	442,144	442,144

Total	~~W~~	7,049,312		7,192,246

Financial liabilities
Trade and other payables	~~W~~	4,125,012	[1]	4,315,375	[1]
Borrowings		7,079,773	7,053,973	7,871,919	7,769,937
Other financial liabilities
Financial liabilities at fair value through profit or loss		28	28	28	28
Derivative financial liabilities for hedging purpose		7,934	7,934	—	—

Total	~~W~~	11,212,747		12,187,322

[1]	The Company did not conduct fair value estimation as the book amount is a reasonable approximation of the fair value.

52

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(2)	Fair Value Hierarchy

Assets measured at fair value or for which the fair value is disclosed are categorized within the fair value hierarchy, and the defined levels are as follows:

•	Level 1: The quoted (unadjusted) price in active markets for identical assets or liabilities that an entity can access at the measurement date.

•	Level 2: All inputs other than quoted prices included in Level 1 that are observable (either directly that is, or indirectly that is, derived from prices) for the asset or liability.

•	Level 3: The unobservable inputs for the asset or liability.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured or disclosed at fair value or its fair value is disclosed as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,094	—	114,094
Other financial assets
Financial assets at fair value through profit or loss		—	—	428,703	428,703
Financial assets at fair value through other comprehensive income		1,516,221	—	141,015	1,657,236
Derivative financial assets for hedging		—	225,168	—	225,168

Total	~~W~~	1,516,221	339,262	569,718	2,425,201

Liabilities
Borrowings	~~W~~	—	7,053,973	—	7,053,973
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	28	28
Derivative financial liabilities for hedging		—	7,934	—	7,934

Total	~~W~~	—	7,061,907	28	7,061,935

53

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Level 1		Level 2	Level 3	Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	114,774	—	114,774
Other financial assets
Financial assets at fair value through profit or loss		—	—	456,224	456,224
Financial assets at fair value through other comprehensive income		1,317,876	—	141,015	1,458,891
Derivative financial assets for hedging		—	442,144	—	442,144

Total	~~W~~	1,317,876	556,918	597,239	2,472,033

Liabilities
Borrowings	~~W~~	—	7,769,937	—	7,769,937
Other financial liabilities
Financial assets at fair value through profit or loss		—	—	28	28

Total	~~W~~	—	7,769,937	28	7,769,965

54

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(3)	Transfers between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

1)	Details of transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for the recurring fair value measurements.

2)	Details of changes in Level 3 of the fair value hierarchy for the recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements for the six-month periods ended June 30, 2025 and 2024 are as follows:

(In millions of Korean won)	2025
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	456,224	141,015	28
Acquisition		5,411	—	—
Transfer		(105)	145	—
Disposal		(5,353)	(145)	—
Amount recognized in profit or loss		(27,474)	—	—

Ending balance	~~W~~	428,703	141,015	28

(In millions of Korean won)	2024
	Financial assets			Financial liabilities
	Financial assets at FVTPL		Financial assets at FVOCI	Financial liabilities at FVTPL
Beginning balance	~~W~~	441,321	201,189	1,403
Acquisition		10,615	—	—
Transfer		50,341	—	—
Disposal		(2,455)	—	—
Amount recognized in profit or loss		10,334	—	—

Ending balance	~~W~~	510,156	201,189	1,403

55

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(4)	Valuation Techniques and Inputs

Valuation methods used in recurring fair value measurements categorized within Level 2 and Level 3 of the fair value hierarchy as of June 30, 2025 and December 31, 2024, are as follows:

(In millions of Korean won)	June 30, 2025
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,094	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		428,703	3	DCF Model, Adjusted Net Asset Model, Market Approach Model, Binomial Option Pricing Model, T-F Model
Financial assets at fair value through other comprehensive income		141,015	3	DCF Model
Derivative financial assets for hedging		225,168	2	DCF Model
Liabilities
Borrowings	~~W~~	7,053,973	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		28	3	Binomial Option Pricing Model
Derivative financial liabilities for hedging		7,934	2	DCF Model

56

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

(In millions of Korean won)	December 31, 2024
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	114,774	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		456,224	3	DCF Model, Adjusted Net Asset Model, Market Approach Model, Binomial Option Pricing Model, T-F Model
Financial assets at fair value through other comprehensive income		141,015	3	DCF Model
Derivative financial assets for hedging		442,144	2	DCF Model
Liabilities
Borrowings	~~W~~	7,769,937	2	DCF Model
Other financial liabilities
Financial assets at fair value through profit or loss		28	3	Binomial Option Pricing Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company engages external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the chief financial officer (CFO) and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

57

KT Corporation

Notes to the Separate Interim Financial Statements

As of June 30, 2025 and 2024, and December 31, 2024

29.	Events After the Reporting Period

(1) The Company issued a debenture since the end of the reporting period, and the details are as follows.

(In thousands of foreign currencies)

Type	Issue date	Foreign currency	Annual interest rates	Maturity
2025 Global	July 03, 2025	USD 500,000	4.375%	Jan 03, 2029

(2)	The Company decided on a quarterly dividend at the Board of Directors dated July 15, 2025, and the details are as follows.

Type	Details
Dividend per share	~~W~~600 (Total dividend: ~~W~~ 144,658 million)
Dividend yield	1.1%
Dividend report date	July 30, 2025
Dividend pay date	Aug 14, 2025

58